FORM 6-K

SECURITIES EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 of 15d-16 of

The Securities Exchange Act of 1934

For the month of ____June__, 2002.

MANHATTAN MINERALS CORP.
(Registrant's Name)

350 – 885 Dunsmuir Street, Vancouver, BC V6C 1N5
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F __X__ Form 40-F _______

[Indicate by check mark whether the registrant by furnishing information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes _______ No __X__

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____]

MANHATTAN MINERALS CORP.
NEWS RELEASE

June 4, 2002

Toronto Stock Exchange
Trading Symbol: MAN

FIRST QUARTER RESULTS

(All amounts are in US Dollars unless otherwise noted)

During the three months ended March 31, 2002, Manhattan recorded a loss of $275,000 ($0.01 per share) compared to a loss of $497,000 ($0.01 per share) in the corresponding period of 2001. Corporate general and administrative costs for the three months ended March 31, 2002 were $282,000 compared to $394,000 in 2001.

During the first quarter Manhattan focused on the advancement of the Tambo Grande Project. The Environmental Impact Study (EIS) and the Feasibility Study remain scheduled for completion in mid 2002. The Feasibility Study is one of the conditions required to exercise the Option Agreement with the Government of Peru (Centromin).

At April 20, the major technical components of the Feasibility and EIS have been completed, including mine planning and process engineering, concentrate marketing analysis, tailing design, and river engineering. Technical and socio-economic studies along the transportation route, including the port, are complete and are being incorporated into the draft document. A study of power supply and power-line routing has also been completed. A detailed characterization of the San Lorenzo irrigation system has been completed and will be used along with studies of the agricultural economy to provide baseline information for sustainable development initiatives.

In late March 2002, the Company successfully negotiated and finalized its insurance claim regarding the damage sustained on the Company's compound in Tambogrande in February 2001. The final settlement, net of expenses, of $680,000, was $48,000 more than the amount previously anticipated and recorded of $632,000 at December 31, 2001. The final proceeds of $480,000 were received in April 2002. In May 2002, the Company received C$300,000 as a loan repayment from a former officer of the Company.

For further information please contact:

Lawrence M. Glaser
Chairman and CEO

Charles Smith
President

Tel: (604)669-3397
www.manhattan –min.com

Manhattan Minerals Corp.
Balance Sheets
(expressed in thousands of United States dollars)

	As at March 31 2002 (unaudited) $	As at December 31 2001 $
Assets		
Current assets		
Cash and cash equivalents	982	2,079
Accounts receivable	741	694
Prepaid expenses and deposits	130	170
	1,853	2,943
Exploration and project expenditures (notes 2 & 3)	59,293	58,493
Property, plant and equipment	26	1
	61,172	61,437
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	1,320	1,374
Long-term liabilities	150	212
	1,470	1,586
Shareholders' Equity		
Capital Stock (note 5)	102,909	102,783
Deficit	(43,207)	(42,932)
	59,702	59,851
	61,172	61,437

Approved by the Board of Directors

(signed)	(signed)
"Lawrence M. Glaser"	"Craig A. Roberts"
Director	Director

Manhattan Minerals Corp.
Statements of Operations and Deficit
(expressed in thousands of United States dollars, except shares and per share amounts)

	Three Months Ended March 31 2002 (unaudited) $	March 31 2001 (unaudited) $
Expenses		
Corporate general and administrative	330	394
Insurance recovery Tambo Grande Project (note 2)	(48)	-
	282	394
Other income (expenses)		
Foreign exchange	(2)	(148)
Interest income	9	45
	7	(103)
Loss for the period	(275)	(497)
Deficit – beginning of period	(42,932)	(40,373)
Deficit – end of period	(43,207)	(40,870)
Basic and diluted loss per common share	(0.01)	(0.01)
Weighted average number of common shares outstanding	44,909,108	39,468,874
Number of common shares outstanding	45,764,272	39,527,349

Manhattan Minerals Corp.
Statements of Cash Flows
(expressed in thousands of United States dollars)

	Three Months Ended	
	March 31 2002 (unaudited) $	March 31 2001 (unaudited) $
Cash flows from operating activities		
Loss for the period	(275)	(497)
Amortisation and depreciation	11	17
Foreign exchange loss	1	153
Financing fees	-	74
Compensation share expense	126	-
Net changes in non-cash working capital	(106)	(155)
Long term liabilities	(62)	-
	(305)	(408)
Cash flows from investing activities		
Exploration and project expenditures	(755)	(1,570)
Other capital assets	(36)	-
	(791)	(1,570)
Foreign exchange loss on cash held in foreign currency	(1)	(153)
Net cash and cash equivalents used during the period	(1,097)	(2,131)
Cash and cash equivalents – beginning of period	2,079	4,423
Cash and cash equivalents – end of period	982	2,292

Supplemental cash flow information (note 6)

MANHATTAN MINERALS CORP.

RENEWAL
ANNUAL
INFORMATION
FORM
2001

Dated: June 3, 2002

FORM 20-F/A

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (D) OF THE SECURITIES ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ______________ to ______________

Commission File No. 0-27350

Manhattan Minerals Corp.
(Exact name of Registrant as specified in its charter)

Manhattan Minerals Corp.
(Translation of Registrant's name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organisation)

Suite 350 - 885 Dunsmuir Street, Vancouver, BC, Canada V6C 1N5

(604) 669-3397
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12 (b) of the Act.

Title of each Class	Name of each exchange on which registered
None	None

Securities registered or to be registered pursuant to Section 12 (g) of the Act.

Title of each Class	Name of each exchange on which registered
Common Stock, no par value	None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

The number of outstanding common stock is 39,721,508.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934, during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety (90) days.

Yes X No ______

Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17 X Item 18 _______

Exhibit Index Page _______

TABLE OF CONTENTS

INTRODUCTION

The Company's reporting currency is the United States dollar. All amounts in this report and in the consolidated financial statements are expressed in United States dollars, unless identified otherwise.

Except for historical information contained in this report, the following disclosures are "forward-looking statements", as defined in the *Private Securities Litigation Reform Act of 1995*. Forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those in such forward-looking statements. The Company assumes no obligation to update its forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements.

FORWARD-LOOKING STATEMENTS

The statements in this annual report that are not based on historical facts are called "forward-looking statements" within the meaning of the United States *Private Securities Litigation Reform Act of 1995*. These statements appear in a number of different places in this annual report and can be identified by words such as "estimates", "projects", "expects", "intends", "believes", "plans", or their negatives or other comparable words. Forward-looking statements include statements regarding the outlook for our future operations, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply and demand conditions, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical fact. You are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties. Our actual results may differ materially from those in the forward-looking statements due to risks facing us or due to actual facts differing from the assumptions underlying our predictions. Some of these risks and assumptions include:

- general economic and business conditions, including changes in interest rates;
- prices and other economic conditions;
- natural phenomena;
- actions by government authorities, including changes in government regulation;
- uncertainties associated with legal proceedings;
- changes in the resources market;
- future decisions by management in response to changing conditions;
- our ability to execute prospective business plans; and
- misjudgements in the course of preparing forward-looking statements.

We advise you that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to us or persons acting on our behalf.

In this Form 20-F annual report, unless otherwise specified, all monetary amounts are expressed in United States dollars. The following table sets out the exchange rates, based on the noon buying rates in Toronto, Ontario for cable transfers in foreign currencies, as provided by the Bank of Canada, and is believed by the Company to closely approximate the rate certified for customs purposes by the Federal Reserve Bank in New York, for the conversion of Canadian dollars into United States dollars in effect at the end of the following periods, and the average exchange rates (based on the average of the exchange rates on the last day of each month in such periods).

	Years Ended December 31,				
	2001	2000	1999	1998	1997
End of period	1.5928	1.5002	1.4433	1.5333	1.4305
Average for the period	1.5488	1.4852	1.4858	1.4831	1.3844

The information set forth in this Form 20-F annual report is as at December 31, 2001 unless an earlier or later date is indicated. On December 30, 2001, the noon rate of exchange, as reported by the Bank of Canada and is believed by the Company to closely approximate the rate certified for customs purposes by the Federal Reserve Bank in New York, for the conversion of Canadian dollars into United States dollars was Cdn.$1.5928 per United States dollar.

GLOSSARY

"Additional Agreement" means the "Convenio Adicional al Acuerdo de Bases" executed between INGEMMET, Minero Peru and BRGM in May 1981, consequent to the Base Agreement. The Additional Agreement governed the preparation of a feasibility study and the ownership, financing and development of a mining project on the Tambo Grande Concessions.

"Agreements" means, collectively, the Base Agreement and the Additional Agreement.

"anomaly" means a local feature distinguishable in a geophysical or geochemical measurement over a larger area, of which said feature is considered capable of being associated with commercially valuable mineral deposits.

"Base Agreement" means the "Acuerdo de Bases" executed between INGEMMET and BRGM in October 1979, which governed the exploration and preparation of a pre-feasibility study on the Tambo Grande Concessions by BRGM.

"BRGM" means the Bureau de Recherches Geologiques et Minieres and certain wholly- or partially-owned subsidiary companies known as Compagnie Francaise de Mines, BRGM S.A., BRGM Perou S.A.S. (formerly La Source Compagnie Minera S.A.S.), and La Source S.A.

"Canadian GAAP" means Canadian generally accepted accounting principles.

"cash operating costs" means gross operating costs plus waste stripping and metal inventory adjustments, and silver credits.

"Cedimin" means Compania de Exploraciones, Desarrollo e Inversiones Mineras S.A., a wholly-owned subsidiary of the Buenaventura group of Companies.

"Centromin" means Empresa Minera de Centro del Peru S.A., formerly known as Minero Peru, a Peruvian company, wholly-owned by the Government of Peru.

"CMMP" means Compania Minera Manhattan, S.A.

"Code" means the *Internal Revenue Code of 1986*, as amended.

"Common Shares" means Common Shares in the capital of the Company.

"Company" means Manhattan Minerals Corp.

"cut-off grade" means the minimum grade of ore used to establish reserves.

"EMTG" means Empresa Minera Tambo Grande S.A.

"Environmental Impact Study" or **"EIS"** means the environmental impact study regarding the Tambo Grande Project which is being prepared by Klohn Crippen Consultants Ltd.

"Feasibility Study" means the feasibility study regarding the Tambo Grande Project being prepared by AMEC E&C Services Ltd.

"g/t" means grams per metric tonne.

"GPMM" means Grupo Minera Manhattan, S.A. de C.V.

"gross operating costs" means mining, processing and mine administration costs incurred.

"Indicated Resource" means the estimated quantity and grade of part of a mineralised deposit for which the continuity of grade, together with the extent and shape, are so well established that a reliable grade and tonnage estimate can be made.

"INGEMMET" means Instituto Geologico Minero y Metalurgico, an agency of the Government of Peru.

"IRS" means the Internal Revenue Service.

"Lancones Concessions" means the property adjoining the Tambo Grande Concessions primarily to the south and partially to the east and north, composed of a 100% interest in 84 concessions aggregating 77,600 hectares. The concessions include the two Perla concessions of 1,900 hectares in the aggregate and the two Las Lomas concessions of 2,000 hectares in the aggregate.

"Manhattan" means the Company together with all of its subsidiaries.

"Mexican Subsidiaries" means, collectively, MMEX, GPMM, MMOP, MMAD and MMAS.

"Mineral Reserves" or **"ore"** means the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

"Mineral Resource" means a concentration or occurrence of natural, solid, inorganic or fossilised organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

"Mineralisation" means material containing minerals of economic interest.

"Minero Peru" means Empresa Minera del Peru S.A., a Peruvian company wholly-owned by the Government of Peru.

"MMAD" means Minera Manhattan Administracion, S.A. de C.V.

"MMAS" means Minera Manhattan Servicios, S.A. de C.V.

"MMB" means Manhattan Minerals (Bermuda) Ltd.

"MMEX" means Minera Manhattan, S.A. de C.V.

"MMH" means Manhattan Minerals (Holdings) Ltd.

"MMOP" means Minera Manhattan Operaciones, S.A. de C.V.

"MMUS" means Manhattan Minerals (US) Ltd.

"MRDI" means MRDI Canada, a division of AMEC E&C Services Limited.

"MSCM" means Manhattan Sechura Compania Minera S.A.

"net smelter return royalty" or **"NSR"** means a royalty payment made by a producer of metals, usually to a previous property owner, based on gross mineral production from the property, less deductions of certain limited costs including smelting, refining, transportation and insurance costs.

"Option Agreement" means the "Option Agreement for the Incorporation of a Stock Company" and its Annex, the "Agreement for the Incorporation of a Stock Company", between Minero Peru and the Company, which was executed on May 17, 1999 and governs the ownership, exploration and development of the Tambo Grande Concessions.

"Papayo Joint Venture Concessions" means the property contiguous and to the south of the Tambo Grande Concessions composed of seven concessions aggregating 3,200 hectares.

"Perla Concessions" means the property approximately 20 km west of the Tambo Grande Concessions, comprising two concessions aggregating 1,900 ha.

"PFIC" means a passive foreign investment company.

"Reconnaissance" means a general examination or survey of a region with reference to its main features, usually as a preliminary to a more detailed survey.

"Share Compensation Plan" means the Company's share compensation plan adopted October 24, 2001.

"strip ratio" means the ratio of the number of tonnes of waste that must be moved for one tonne of ore to be mined.

"Stock Option Plan" means the Company's stock option plan, as amended.

"Supreme Decree" means a "Decreto Supremo", which is the highest hierarchy law provision issued by the Peruvian Executive Power, and which has to be signed by the President of Peru and one, some or all of his Ministers. The only law provisions that have a higher hierarchy are the Constitution and the laws that are passed by the Peruvian Congress.

"Tambo Grande Concessions" means, collectively, the ten mining concessions named Tambo Grande 1 through 10, located in the district of Tambo Grande, Province and Department of Piura, Peru.

"Tambo Grande Deposit" means the pyritic volcanogenic massive sulphide deposit contained within the Tambo Grande Concessions.

"Tambo Grande Project" means, collectively, the Tambo Grande Concessions, the Lancones Concessions and the Papayo Joint Venture Concessions, and the exploration and possible future development and exploitation of those concessions.

"Tax Act" means the *Income Tax Act* (Canada).

"Technical Report" means the independent Qualified Person's Review and Technical Report concerning the Tambo Grande Project prepared by MRDI.

"total cash costs" means cash operating costs plus mine royalty costs incurred.

"TSE" means the Toronto Stock Exchange located in Toronto, Ontario, Canada.

"Treaty" means the *Canada-U.S. Tax Convention, 1980.*

"US GAAP" means United States generally accepted accounting principles.

"VMS" means volcanogenic massive sulphide.

PART I

In this document, references to "we", "our", "us", the "Company" or "Manhattan" mean Manhattan Mineral Corp. and its subsidiaries unless the context of the sentence clearly suggests otherwise.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following tables set out selected consolidated financial data, which has been prepared, based on Canadian GAAP and US GAAP.

Canadian GAAP

	Years ended December 31 (Expressed in thousands of United States dollars, except share and per share amounts)				
	2001 $	2000 $	1999 $	1998 $	1997 $
Revenue from discontinued operations	-	12	4,006	8,426	5,267
Loss before discontinued operations	2,559	1,435	1,240	1,725	1,897
Basic and diluted Loss per share before discontinued operations	0.06	0.04	0.05	0.07	0.09
Net Loss	2,559	4,730	12,538	4,525	13,611
Basic and diluted Loss per share after discontinued operations	0.06	0.13	0.46	0.19	0.62
Total Assets	61,437	62,313	57,172	41,561	50,293
Long Term Debt	212	-	-	-	3,384
Cash dividend per share	-	-	-	-	-
Share capital	99,773	99,631	89,373	61,470	61,470
Special warrants	3,010	-	-	-	-
Deficit	42,932	40,373	35,643	23,105	18,580

US GAAP

	Years ended December 31 (Expressed in thousands of United States dollars, except share and per share amounts)				
	2001 $	2000 $	1999 $	1998 $	1997 $
Revenue from discontinued operations	-	12	4,006	8,426	5,267
Loss before discontinued operations	5,576	17,642	12,533	3,999	25,956
Basic and diluted Loss per share before discontinued operations	0.14	0.48	0.46	0.16	1.19
Net Loss	5,576	20,937	22,420	6,135	37,695
Basic and diluted Loss per share after discontinued operations	0.14	0.57	0.82	0.25	1.73
Total Assets	2,944	6,837	17,903	12,174	22,517
Long Term Debt	212	-	-	-	3,384
Cash dividend per share	-	-	-	-	-
Share capital	99,912	99,770	89,512	61,609	61,609
Special warrants	3,010	-	-	-	-
Deficit	101,564	95,988	75,051	52,631	46,495

Eight Quarters Prior to December 31, 2001 (Canadian GAAP)
(Expressed in thousands of United States dollars, except share and per share amounts)
Quarters ended

	2001				2000			
	Dec 31 $	Sep 30 $	June 30 $	Mar 31 $	Dec 31 $	Sep 30 $	June 30 $	Mar 31 $
Revenue from discontinued operations	-	-	-	-	-	-	-	12
Net loss before discontinued operations	591	598	873	497	334	390	323	388
Basic and diluted net loss per share before discontinued operations	0.01	0.02	0.02	0.01	0.01	0.01	0.01	0.01
Net loss	591	598	873	497	2,151	803	760	1,016
Basic and diluted loss per share	0.01	0.02	0.02	0.01	0.06	0.02	0.02	0.03

B. Capitalisation and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Tambo Grande Concessions

Any non-compliance by Manhattan with the terms of the Option Agreement could affect its ability to exercise the option and earn its interest in the Tambo Grande Concessions within the option period ending May 31, 2003. These terms include an undertaking to deliver a feasibility study and financing plan. In order to deliver such studies, Manhattan will require further financing, which cannot be assured at this time. Manhattan must also meet the following two qualifications pursuant to the Option Agreement in order to exercise the option: (i) Manhattan, directly or in association with another company, must operate a mining complex with an average treatment capacity of 10,000 tones of ore per day; and (ii) Manhattan must have net assets of at least $100 million. In the event that Manhattan is required to comply with the qualification requiring it to have net assets of $100 million by May 31, 2003 by issuing Common Shares at the current share price, significant dilution would occur.

A part of the Tambo Grande Deposit underlies the town of Tambogrande. Current Peruvian legislation provides that any mining methods used will not physically affect the town nor harm its citizens, and that the tailings will not affect the agricultural areas surrounding the town. See "Properties - Tambo Grande Project - Location and Access" and "Properties - Tambo Grande Project - Claims and Ownership". In addition, under the Option Agreement, Manhattan is required to guarantee that it will observe those same conditions. The implications of the location of the town of Tambogrande in relation to the Tambo Grande Deposit for the exploration, development and exploitation of the Tambo Grande Concessions cannot be completely assessed at this time. The Company has been working closely with community leaders to establish a co-operative, mutually beneficial relationship with the area residents in an effort to ensure that impacts are minimised. As part of the ongoing work program, the Company will continue to undertake socio-economic studies and initiatives to manage this factor.

Political instability in Peru may negatively affect the Company's ability to continue operations there

Manhattan is subject to risks normally associated with the exploration for and development of mineral properties in Peru, which include but are not limited to possible political or economic instability and government actions that may adversely affect the operations of Manhattan. On February 27 and 28, 2001, the Company's exploration camp and demonstration housing units located in Tambogrande were extensively damaged during a protest march, instigated by a small group of politically motivated persons. The Company has written down the value of the Tambo Grande Project by $1,003,000. Based on a preliminary settlement proposal, an insurance proceeds receivable of $632,000 has been recorded of which $214,000 had been received by December 31, 2001. The difference of $371,000 has been recorded as a write down of the Tambo Grande Project and charged to the statement of operations. The Company is currently reviewing the preliminary settlement proposal. All technical data was duplicated off-site as a normal precaution and, therefore, there is no loss of continuity for completion of the Tambo Grande feasibility study and environmental impact study. Although core was lost, it was fully logged and photographed.

To ensure the security of drill core from any future drilling program, Manhattan intends to centre the work in the city of Piura, in northern Peru, rather than in the town of Tambogrande. In addition, Manhattan will continue to maintain all the assay original sample intervals for the drill core in secure premises located in the City of Vancouver, British Columbia, Canada. Work continues on the project and the Company expects to be able to complete its feasibility study commitments within the timeframe accorded under the Option Agreement. Although the Company is actively involved in a process to address the social and political issues which appear to have given rise to the protests in February 2001, there is no assurance that this process will be successful and there is no assurance that the Company will not be subject to further political or economic instability and/or government actions that may adversely affect its operations.

It is impossible to ensure that the current exploration programs of the Company will result in profitable commercial mining operations

The successful exploration and development of mineral properties is speculative and subject to a number of uncertainties which even a combination of careful evaluation, experience and knowledge may not eliminate. There is no certainty that the expenditures made or to be made by the Company in the exploration and development of its mineral properties or properties in which it has an interest will result in the discovery of mineralised materials in commercial quantities. Most exploration projects do not result in the discovery of commercially mineable deposits. While discovery of a base metal or precious metal bearing structure may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish Mineral Reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the current exploration programs of the Company will result in profitable commercial mining operations.

The Company's operations are subject to all of the hazards and risks normally incident to mineral exploration, mine development and operation, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage. The Company's activities may be subject to prolonged disruptions due to weather conditions depending on the location of operations in which the Company has interests. Hazards such as unusual or unexpected formations, pressures or other conditions may also be encountered.

Fluctuations in mineral prices could adversely affect the Company's operations

The marketability of Mineral Resources may be affected by numerous factors beyond the control of the Company. The price of precious metals may experience volatile and significant price movements over short periods of time, and is affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations concerning inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns and speculative activities, and increased production due to new discoveries and improved mining and exploration methods.

Increased competition in the minerals industry could adversely affect the Company

The minerals industry is intensely competitive and the Company competes with other companies that have greater financial, human and technical resources.

Failure to obtain additional financing on a timely basis could cause the Company to forfeit its interest in its properties

The Company presently has sufficient financial resources to undertake all of its currently planned environmental impact studies and feasibility studies. However, there can be no assurance that the Company will be successful in obtaining additional required funding in order to conduct additional exploration, if warranted, on the Company's exploration properties or to develop Mineral Resources on such properties, if commercially mineable quantities of such Mineral Resources are located thereon. Failure to obtain additional financing on a timely basis could cause the Company to forfeit its interest in such properties.

Amendments to current environmental and other regulatory laws, regulations and permits governing operations and activities of mineral exploration companies, or more stringent interpretation, implementation or enforcement thereof, could have a material adverse impact on the Company

The current or future operations of the Company, including development activities and, if warranted, commencement of production on properties in which it has an interest, require permits from various governmental authorities, and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health and safety, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable existing and future laws, regulations and permits. The Company believes it is in substantial compliance with all material laws and regulations that currently apply to its activities. However, there can be no assurance that all permits which the Company may require for the conduct of mineral exploration operations will be obtainable or can be maintained on reasonable terms or that such laws and regulations would not have an adverse effect on any mineral exploration project which the Company might undertake.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and such enforcement actions may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mineral exploration operations may be required to compensate those suffering loss or damage by reason of such activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage may cause substantial delays and require significant capital outlays, adversely affecting the Company's financial position

The nature of the risks the Company faces in the conduct of its business and operations are such that liabilities could exceed policy limits in any insurance policy or could be excluded from coverage under an insurance policy. The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting the Company's financial position.

Operating and Environmental Hazards and Risks

Mineral exploration involves many risks, which a combination of experience, knowledge, and careful evaluation may not be able to overcome. Operations in which Manhattan has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of gold and other metals, any of which could result in work stoppages, damage to property, and possible environmental damage. Although Manhattan maintains liability insurance in an amount it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable, or Manhattan might not elect to insure against such liabilities due to high premium costs or other reasons, in which event Manhattan could incur significant costs that could have a materially adverse effect upon its financial condition.

All phases of Manhattan's operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that any future changes in environmental regulations will not adversely affect Manhattan's operations.

Dependence on Key Management Employees

The Company's development to date has depended, and in the future will continue to depend, on the efforts of key management employees.

There is no assurance at this time that the geologic resources in the Tambo Grande Project will be economically viable for treatment nor that the Company will have the financial resources available to it to develop the mine

The Tambo Grande Project is in the feasibility stage. The Option Agreement entered into between the Company and Minero Peru relating to the Tambo Grande Concessions contains certain conditions relating to operating and financial size that have not yet been met by the Company. In the event these conditions are not met by May 31, 2003, the expiry date of the Option Agreement, the option will expire unexercised.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

The Company was incorporated as a British Columbia company on November 18, 1985 under the name Riggins Resources Ltd. The Company changed its name from Riggins Resources Ltd. to Manhattan Minerals Corp. on June 1, 1990.

The Company's head office and registered and records office is situated at Suite 350-885 Dunsmuir Street, Vancouver, BC, V6C 1N5. The Company is a reporting issuer in each of the Provinces of British Columbia, Alberta, Manitoba and Ontario. The Common Shares have been listed on the TSE since July 13, 1994 and were listed on the Vancouver Stock Exchange from June 13, 1988 to February 28, 1997. The Company voluntarily de-listed from the Vancouver Stock Exchange on February 28, 1997.

B. Business Overview

Manhattan is engaged in the acquisition, exploration and future development of natural resource properties. Manhattan's primary focus is in northern Peru, where its principal mineral properties are located. Manhattan commenced the acquisition of its interest in the Tambo Grande Project in 1993, has carried out exploration drill programs in 1999 and 2000, and is engaged in completing the EIS and Feasibility Study on the TG-1 deposit.

After initial exploration in Canada and the United States up to mid-1992, the Company decided to consider opportunities in Latin America. By late 1992, the Company began exploring in Mexico. In early 1993, the Company began acquiring mineral properties in Mexico, including the Moris Mine, located approximately 350 kilometres south of the United States border in the state of Chihuahua, which commenced production in 1996. Due to a severe drought in the region during 1999 and the low price of gold, mining operations at the Moris Mine ceased in April 1999, and the mine was placed on care and maintenance. The Company concluded that the Moris Mine was a non-core asset and wrote down the value of the asset by $8.0 million in fiscal 1999 to a net carrying value of $0.4 million. This operation and all of the Company's Mexican Subsidiaries were sold to Mexican investors on March 12, 2001.

C. Organisational Structure

As at December 31, 2001, the Company had five wholly-owned subsidiaries, namely, MMB, MMH, both of which are companies incorporated in Bermuda, MMUS, an Arizona corporation, and CMMP and MSCM, both of which are Peruvian corporations. As stated previously, on March 12, 2001 the Company sold all of the Mexican Subsidiaries.

D. Property, Plant and Equipment

Tambo Grande Project

(a) Introduction

The Company holds interests in the Tambo Grande Project located in the district of Tambo Grande, in the Department of Piura in northern Peru. The regional capital, Piura, is 40 km southwest, and Lima lies about 865 km south. The project area is 50 km south of the Ecuadorian border. The project covers 90,800 ha and comprises 101 mining concessions. These are divided into three sub-projects: the Tambo Grande Concessions, the Lancones Concessions and the Papayo Joint Venture Concessions. Three deposits occur within the project: TG-1, TG-3 and B-5. Estimated Mineral Resources exist for TG-1 and TG-3, and Mineral Reserves have been calculated for TG-1.

A preliminary economic study on the TG-1 deposit located on the Tambo Grande Concessions was completed and the Feasibility Study was initiated in 2000. Although there have been several delays, it is expected that the Feasibility Study will be completed by June 2002.

The following diagrams illustrate the location of the Tambo Grande Project:

Country Location Map


ECUADOR
TAMBO GRANDE PROJECT
Piura
La Granja
Chiclayo
Yanacocha
BRAZIL
Trujillo
Pierina
Antamina
Cerro de Pasco
Lima
PERU
Pacific
Ocean
Tintaya
BOLIVIA
Southern Peru
Copper
0
500km
CHILE

Departmental Location Map


TAMBO GRANDE PROJECT
Talara
DEPARTMENT
OF PIURA
Paita
Piura
Pacific
Ocean
Bayovar
Tambo Grande Project
75% MMC/25% Minero Peru
Lancones Project
100% MMC
Papayo Project
51% MMC/49% Cedimin
(can earn 100%)

The Company commissioned MRDI to provide for the Tambo Grande Project an independent Qualified Person's Review and Technical Report, as defined in National Instrument 43-101of the Canadian Securities Administrators, *Standards of Disclosure for Mineral Projects*, and in compliance with Form 43-101F1 (the "Technical Report"). This report was completed in October 2001 and is summarised herein.

(b) Summary

The deposits in the Tambo Grande Project are pyritic volcanogenic massive sulphide deposits. These mid-Cretaceous deposits lie proximal to dacite extrusive rocks, overlying mafic volcanic rocks. They are graben hosted and typically mineralogically zoned. The deposits are composed of a central pyritic core, flanking sphalerite/chalcopyrite/pyrite zone, and a basal chalcopyrite/pyrite zone. In addition, the TG-1 deposit contains a late stage supergene copper enriched massive sulphide zone at the top and margins of the sulphides. TG-1 also contains a late stage auriferous exhalative baritic unit that overlies the sulphides and comprises the oxide ore zone at TG-1.

The mineralisation of the Tambo Grande Project is classified as Mineral Resource and Mineral Reserves for the TG-1 deposit and as Mineral Resource for the TG-3 deposit.

During the 2000 calendar year, studies were undertaken on the Tambo Grande Project in order to provide information to complete an environmental impact study and a feasibility study. These studies concern Mineral Resources and Mineral Reserves, mine development plans, processing options, hydrology, mine waste management, environmental baseline conditions, infrastructure, town relocation, socio-economic conditions and environmental management planning. Data collection continues and the studies are expected to be complete by mid-2002. Significant efforts were made on community relations and consultation programs regarding the impacts and benefits of mine development on the local area.

The studies focus on the initial development of the TG-1 deposit. The TG-1 deposit has been envisioned as a conventional truck/shovel open pit operation. The operation has been forecast to initially produce at a rate of 7,500 tonnes per day mill feed from the oxide gold/silver deposit followed by an expansion to up to 20,000 tonnes per day from the copper/zinc/gold/silver sulphide deposit.

(c) Location, Access and Physiography

The Tambo Grande Project is located in the coastal plain province of northern Peru in the Department of Piura. Topography in the area is relatively flat, with elevations ranging from 70 m to 150 m above sea level. A few small hills of volcanic or plutonic rocks are present, emergent from the flat-lying tertiary marine sediments and the quaternary eolian sands. South of the Piura river, the area has low sandy hills and typical desert flora. The TG-1 deposit lies on the northern margin of the Piura river, which flows westerly into the Pacific Ocean. Much of the project area is under cultivation, irrigated by a system of canals from reservoirs to the north.

The project is well served by paved highways and secondary roads. The port of Paita lies approximately 110 km west of the area. The Ecuadorian border is about 50 km to the north.

The climate reflects its proximity to the equator (5° South latitude) and the Pacific Ocean (90 km). The area is warm and dry with abundant sunshine. A hot and humid season occurs from January to March, and the dry season is from April to December. Temperatures during the dry season may rise to 35° C in the daytime and are typically accompanied by cool desert nights. The area is subject to El Nino events resulting in extremely high rainfall.

Current administrative facilities consist of offices for communication and engineering functions in Piura, which receives daily commercial air service from Lima.

(d) Claims and Ownership

Manhattan's land position covers three concession blocks: the Tambo Grande Concessions, the Lancones Concessions and the Papayo Joint Venture Concessions. The Tambo Grande Concessions consist of 10,000 ha. Manhattan has been granted an option to earn a 75% interest in these concessions. The remaining 25% interest is held by Centromin. The Lancones Concessions, the largest group, occupies 77,600 ha. Manhattan owns a 100% interest in these concessions. In March 2000, Manhattan acquired 1,900 ha. in two concessions called the Perla Concessions. These lie about 20 km west of the Tambo Grande Concessions and are commonly referred to as part of the Lancones Concessions. The third block is the Papayo Joint Venture Concessions, which cover 3,200 ha. Manhattan has been granted an option to earn a 51% interest in these lands from Cedimin, a wholly-owned subsidiary of Compañía de Minas Buenaventura S.A.

Tambo Grande Concessions

Minero Peru is the registered owner of the Tambo Grande Concessions. The Concessions were transferred to Minero Peru from the Temporary Regional Administrative Council of Piura on March 1, 1999.

BRGM, pursuant to various Peruvian government decrees and agreements, and in particular the Base Agreement and the Additional Agreement, executed in 1979 and 1981, respectively, pursued the acquisition, exploration and development of the Tambo Grande Concessions. These agreements gave BRGM an initial 75% beneficial interest in the Tambo Grande Concessions, subject to certain exploration and financing conditions.

On October 14, 1993, BRGM entered into a letter of intent with Manhattan pursuant to which BRGM granted Manhattan the option to acquire a 52.5% aggregate interest (70% of BRGM's interest) in the Tambo Grande Concessions.

On July 30, 1996, BRGM and Manhattan entered into an agreement, as modified by a letter of amendment dated February 11, 1997, that exercised the option in the letter of intent and set out the rights and obligations regarding the transfer, exploration and development of the Tambo Grande Concessions.

On March 12, 1997, Manhattan purchased the balance of BRGM's interest in the Tambo Grande Concessions for $23 million, which increased Manhattan's interest in the concessions from 52.5% to 75%. On April 8, 1997, BRGM conveyed its entire 75% interest in the Tambo Grande Concessions arising under the Base Agreement and the Additional Agreement to the Company. The transfer of the interest to the Company was subject to the approval of the Government of Peru, which was obtained.

As the Tambo Grande Concessions lie within the 50-kilometre frontier zone with Ecuador, the Company was required to obtain prior Supreme Decree approval to own an interest in the Tambo Grande Concessions. This frontier zone Supreme Decree was published on May 7, 1999.

On May 15, 1999, the Supreme Decree approving the Option Agreement was published, and on May 17, 1999, the Company and Minero Peru executed the Option Agreement, which replaced the Base Agreement and the Additional Agreement.

The Option Agreement governs the ownership, exploration and development of the Tambo Grande Concessions and includes the following provisions:

- Minero Peru has granted Manhattan a three-year option period, amended to provide for a one-year extension to May 31, 2003, to complete a feasibility study and financing plan, and to elect to proceed with the development of a mining project on the Tambo Grande Concessions.

- Manhattan is required to meet two qualifying conditions prior to exercising the option: (i) it must operate a mining complex with an average treatment capacity of 10,000 t/d, and (ii) it must have net assets of at least $100 million. Manhattan may qualify directly or through a company that may own, directly or indirectly, a 25% interest in Manhattan or any subsidiary of Manhattan.
- In the event that the option is exercised, Manhattan and Minero Peru will incorporate a mining company, EMTG, which will be owned 75% by Manhattan and 25% by Minero Peru. EMTG will acquire 100% of the Tambo Grande Concessions from Minero Peru and will develop and operate the mining project.
- Manhattan will commit to developing the mine within four years of exercising the option. In the event that the mine is developed within the four-year period for less than the amount committed, no penalty will be payable. In the event that the mine is not developed within the four years, Manhattan will pay a penalty of 30% of the difference between the amount committed and any lesser amount actually spent on the development of the mining project during that period.
- Manhattan will arrange the debt financing required by EMTG for the development of the mining project, including Minero Peru's share, and will contribute the entire equity financing required by EMTG.
- Minero Peru will retain a copper-price-based sliding scale net smelter return royalty interest in the Tambo Grande Concessions ranging from zero at $0.60/lb. to 5% at $1.20/lb.
- Manhattan will guarantee that the mining methods to be used will not physically affect the town of Tambogrande or cause damage to its population. In addition, the tailing deposits will be located in areas that will not affect the surrounding agricultural areas.

On April 11, 2001, the Government of Peru granted Manhattan a one-year extension to the Option Agreement. The new term of the agreement extends the time for completion of the commitments under the Option Agreement by Manhattan from May 31, 2002 to May 31, 2003.

Lancones Concessions

Manhattan has a 100% interest in the Lancones Concessions that comprise 84 concessions aggregating 77,600 ha. The majority of the concessions were acquired by staking in 1996. The Lancones Concessions adjoin the Tambo Grande Concessions to the south and north and partially to the east. In March 2000, Manhattan acquired 1,900 ha in two concessions called the Perla Concessions. These lie about 20 km west of the Tambo Grande Concessions and are included as part of the Lancones Concessions.

Papayo Joint Venture Concessions

Manhattan was granted an option by Cedimin in November 1997 to acquire up to a 100% interest in Cedimin's Papayo property. The property comprises seven concessions aggregating 3,200 ha and lies contiguously to the south of the Tambo Grande Concessions. Manhattan can earn a 51% interest in the Papayo Joint Venture Concessions by spending $5 million over five years. In addition, it must make a payment of $250,000 to Cedimin (payable equally over five years to 2002, subject to payment in full prior to the exercise of the option). Manhattan may earn a further 29% of the Papayo Joint Venture Concessions by funding Cedimin's 49% cost share of the next $10 million of property expenditures. Subsequently, it may acquire the balance of 20% for a consideration of $5 million.

In June 2001, Cedimin granted a 15-month extension to Manhattan's option agreement on the Papayo Joint Venture Concessions. The new term extends the time period for exercising the option to January 15, 2004. An additional payment of $50,000 is due in the final year of the agreement. There were no changes to the other terms of the option.

(e) History

The Tambo Grande area was first known in the mining community for its iron occurrences, and it was not until 1977 that geochemically anomalous base metals were discovered through an exploration program run by BRGM with the co-operation of Instituto Geológico Minero y Metalurgico ("INGEMMET"). Self-potential geophysical surveys conducted in 1978 indicated the presence of conductive anomalies and two drill holes established the presence of a massive sulphide body with pyrite, chalcopyrite and sphalerite. In 1979, the Base Agreement was signed between INGEMMET and BRGM to explore the project and prepare a pre-feasibility study.

During 1979 and 1980, BRGM carried out a gravity survey, an induced polarization survey, a drilling program, geostatistical studies and a technical-economic pre-feasibility study. In 1981, the Additional Agreement was signed between INGEMMET, Minero Peru and BRGM to prepare a feasibility study and to finance and develop the project. However, no subsequent work was undertaken at such time because of legal, political and investment conditions in Peru.

As there is little or no exposed sulphide mineralisation on the property, it was necessary to use indirect methods for exploration. The self-potential and induced polarization geophysical methods initially utilised on the project proved unsatisfactory for defining anomalies of significance partially because of the conductive overburden. Gravity methods were tested and proved to be very successful. The TG-1 anomaly, a 700-m by 350-m gravity anomaly that partially underlies the town of Tambogrande, was used as the basis for conducting a small drill program, resulting in the discovery of the Tambo Grande Deposit.

Preliminary metallurgical testing was undertaken by BRGM in 1978. Polished section studies showed that pyrite is the most abundant mineral. Pyrite occurs as fine-grained, polycrystalline masses or as automorphic crystals. Chalcopyrite occurs both within pyrite grains and intergranularly. It also occurs as exsolution blebs in sphalerite. Small amounts of galena, tetrahedrite and covellite are also present. The preliminary flotation tests showed that copper and zinc concentrates could be reasonably produced. Additional metallurgical tests were done by BRGM in 1980. These tests suggested that finer grinding (about 20 μm) would be necessary for good recovery of metal values by differential flotation.

Ground gravity surveys in 1977 and 1988 by BRGM delineated 55 gravity anomalies.

Geophysical work completed by Manhattan in January 1997 consisted of 11,000 km of fixed-wing airborne magnetic and radiometric surveys.

(f) Regional Geology

The Tambo Grande massive sulphide district in northern Peru formed contemporaneously with a pre-Albian (Mid-Cretaceous) marine rift known as the Lancones Basin. Mafic and less common silicic volcanic and volcaniclastic rocks of the Ereo and La Bocana formations filled the basin. These rocks are exposed in a 40-km wide by 80-km long northeasterly plunging anticline located along the southeastern side of the basin. The southwestward extent of the volcanic sequence is not known because tertiary continental sedimentary rocks of the Sechura Basin cover the Lancones Basin.

The Ereo Formation consists of at least 500 m of basalt pillow lava flows intercalated with hyaloclastic breccias, minor dacite flows and tuff beds, and lesser volcaniclastic strata. Intruding mafic dykes are common. The base of the Ereo Formation has not been observed. The Ereo Formation is unconformably overlain by 250 m of Upper Albian agglomeratic andesite and dacite interbedded with calcareous arenite, limestone, greywacke and tuff of the La Bocana Formation. Numerous base metal and barite occurrences are also found in the La Bocana Formation. Approximately 1,500 m of the Lancones Formation lies conformably on the La Bocana Formation on the east and west flanks of the anticline, but is absent along the anticlinal crest. On the eastern flank of the anticline, the Lancones Formation is composed primarily of andesitic pyroclastic rocks, whereas the western flank is composed of andesitic pyroclastic rocks and interbedded calcareous arenite and greywacke layers. The basin extends north into Ecuador where volcanism, coeval with Lancones Basin basal sequences, is represented by andesitic flows and volcaniclastic rocks of the Celica and Macuchi formations. These rocks also contain volcanogenic massive sulphide occurrences.

The depocentre of the Lancones Basin shifted westward in Cenomanian time, with deposition of the Copa Sombrero Formation consisting of flysch successions up to 3,700 m thick. The formation is represented in the lower units by debris flows, turbiditic sandstone and breccias intruded by igneous sills and dykes. Up-section the stratigraphic sequence changes to a finer turbidite facies consisting of rhythmically interbedded black shale and greywacke sandstone.

By Mid-Cretaceous, Tethyan spreading waned, ending northeast extensional tectonism and further development of the Lancones Basin. Pacific spreading centres became active, resulting in east and northeasterly directed oblique subduction along the western margin of South America. This event is reflected in the Tambo Grande region by arcuate east-west-trending normal faults (down to the north), which disrupt the Cretaceous host rocks.

Intrusive stocks within the Lancones Basin form part of the Upper Mesozoic and Cenozoic Coastal Batholith that stretches the length of western Peru. Within the Lancones Basin, the intrusions are composed entirely of gabbro and diorite and are confined to a relatively small area north of the Tambo Grande Region. The age of these intrusions has not been determined, but chemically they are similar to the basal volcanic series of the Ereo Formation and may be the subvolcanic equivalent of these volcanic rocks. Peripheral to the basic intrusions are granodiorite and monzonite stocks analogous to the Western Peruvian batholiths. These are found around the margin of the basin. At the end of the Cretaceous, the tectonic setting of the northern Andean Cordillera changed. As a result, a thick sequence of tertiary terrigenous sediments was deposited on the southern portion of the Lancones Basin and northern part of the younger, continental Sechura Basin that lies to the south. The Piura River in the Tambo Grande area coincides with the present-day northern limit of the continental basin. The stratigraphic sequence is characterised by intercalated lutite, poorly consolidated sandy layers, pebble conglomerate cemented with calcite, white friable marl, and evaporite.

(g) District Geology

The Tambo Grande Deposits are hosted by the lower Mid-Cretaceous basalt-dominated Ereo Formation. Most of the understanding of the Ereo volcanic stratigraphy in the Tambo Grande district comes from exploration drill holes. This unit mainly comprises flow breccia units and is overlain and locally intercalated with an intermediate to felsic section consisting of andesite and lesser dacite flow and fragmental rocks. The dacitic deposits form dome complexes typically coincident with underlying basaltic highs. All massive sulphides found to date overlie tuffaceous dacite units within basins flanked by dacitic domes. Andesitic rocks overlie the felsic section as amygdaloidal lavas, flow breccias and debris flows. Basaltic pillow lavas and amygdaloidal flows cap the sequence.

Locally derived heterolithic debris flow deposits are also present. They generally occur as fan-like deposits along fault scarps and formed in response to graben development. At TG-3 a sulphide fragment-bearing variant occurs proximal to thick sulphide accumulations.

Several varieties of intrusive rocks cut both the volcanic units and sulphide deposits. The intrusions probably occur as both dykes and sills. Mafic intrusions are more common than felsic or intermediate bodies.

Oblique secondary and tertiary grabens dominate the structural setting of the district with conjugate fault sets developed during the formation of the northeast-trending Lancones Basin rift. North-south to southeast chevron-shaped second-order basins host the favourable stratigraphy and all known sulphide accumulations. TG-1 fills a double-sided third-order basin within the confines of the secondary basin. TG-3 sulphides were deposited in a second-order basin.

(h) Deposit Types

The Tambo Grande Deposits are examples of volcanogenic massive sulphide ("VMS") deposits. These are essentially pyritic massive sulphides with zones of chalcopyrite and sphalerite and are usually precious metal-bearing. These deposits occur within tectonically (growth fault) controlled volcanic or volcaniclastic basins in active volcanic regions associated with rifting environments (e.g., back-arc or intra-arc areas of an island arc system). Host rocks are typically mafic to intermediate volcanic rocks, felsic volcanic and volcaniclastic units, subaqueous fine- to coarse-grained epiclastic deposits and fine-grained marine sedimentary rocks (shales, mudstones, and siltstones). Commonly the deposits are capped by an exhalative layer (iron formation, sulphate – barite, anhydrite, and chert). The deposit form is massive to lensoidal and variable layered.

Principal sulphide minerals are pyrite, sphalerite, chalcopyrite and galena. Common non-sulphide minerals are quartz, barite, and carbonate. Mineralogical zoning is a characteristic of these deposits, with cores of pyrite, basal zones of chalcopyrite-rich sulphides and marginal sphalerite/chalcopyrite-bearing sulphides. Some deposits may contain an upper zone of late-stage supergene copper enrichment.

Alteration is common and is generally adjacent and below the sulphide deposits, focussed around feeder structures. Stockwork sulphide mineralisation is commonly associated with these feeder systems.

The genetic model for the Tambo Grande Deposits consists of basins formed in a rifted marine continental margin. The basins are secondary grabens characterised by mafic volcanic horsts, felsic volcanic domes, flanking volcanic breccias, conglomerates adjacent to syn-volcanic faults and overlying heterolithic debris flows. Some of the deposits have a late-stage auriferous sulphate (barite) cap. Negligible post-mineral tectonism and magmatism have occurred, preserving original volcanic and mineralogical textures.

(i) Exploration

Manhattan's exploration program focussed on the systematic evaluation of gravity anomalies. These anomalies can represent massive sulphide deposits, and Manhattan differentiated, analysed and prioritised their potential value as a target for exploration drilling by using three-dimensional modelling techniques. Since 1996, Manhattan has completed numerous gravity surveys at regional (500 m and 250 m separations) and detailed (50m to 100 m separations) levels.

In addition to gravity surveys, airborne magnetic and electro-magnetic (EM-37) surveys were also instituted. The magnetic surveys, made at 200 m and locally 100 m separations, were useful in revealing areas underlain by magnetic footwall basaltic strata, which delineate regional structures.

Electro-magnetic work has been confined to the TG-3 area.

During 2000, 41,800 m of diamond drilling was completed in 262 holes. Three new anomalies were tested. Including the TG-1 deposit, a total of nine gravity anomalies have been drilled since the start of the project. Of these nine, three are large, massive-sulphide deposit discoveries, three have sulphides present and need follow-up work, two have no sulphides but still need follow-up work, and only one has been eliminated. In addition, another 19 anomalies have yet to be tested, and almost one-third of the Tambo Grande property remains unexplored.

Manhattan's exploration program in 2000 focussed primarily on in-fill drilling of the TG-1 deposit and drilling at the B-5 deposit. Exploration spending during 2000 was $7.9 million. Since 1999, Manhattan has invested more than $25 million (inclusive of administrative costs) in exploration and development in the Tambo Grande region.

(j) TG-1 Deposit

The TG-1 deposit is primarily underlain and flanked by porphyritic dactic rocks with minor intercalated basalt and andesite. Portions of the deposit are underlain and flanked by amygdaloidal basalt. Heterolithic debris flows and conglomerates form fan-like deposits that are proximal to and underlie the sulphide deposits. Intercalated volcanics include amygdaloidal basalt flows, primarily in the southern portion of the deposit, and numerous felsic pyroclastic units in the north to north-central part of the deposit. Sedimentary deposits occur distally to the south of TG-1 and comprise 1-m to 3-m thick lutite layers that contain bedded sulphides. These units are intercalated with amygdaloidal andesite and basalt flows.

The TG-1 deposit is hosted within a complex graben setting created from primary, secondary and tertiary structures. The main structural control is a north-south trending secondary graben approximately 1 km wide. Northwesterly trending secondary structures created a tertiary rift approximately 300 m to 400 m across. It is this latter feature that hosts the sulphide deposit. The thickness of this sub-basin, and consequently the sulphide thickness, was controlled by a set of northeast-trending cross faults that formed a complex stair-step floor to the sub-basin. While the sulphide deposit is apparently restricted to the tertiary northwest-trending rift, the overlying hypogene oxides have been demonstrated to extend beyond the confines of the basin.

The TG-1 deposit contains an oxidised cap that forms a continuous unit overlying (and extending beyond) the TG-1 sulphide body. Parts of it crop out in the town of Tambogrande, where it forms the impressive gossan hill and several smaller outcrops, and in a new exposure caused by recent flooding of the Piura River along the west side of the deposit. In most areas, however, it is overlain by an average of 15 m of unconsolidated sand and gravel. This oxide zone is complex. It appears to be a mix of late-stage iron and barite-rich exhalative units and rhyolite tuff. The cap likely represents the last phase of exhalative activity in the formation of the TG-1 deposit.

Alteration styles recognised at TG-1 are quartz/epidote zones in distal footwall and lateral rocks and sericite/quartz/lesser chloritic zones associated with footwall stockwork zones. Intermediate to felsic units internal to the deposit have undergone a strong acidic destruction, resulting in vuggy silica alteration. A pronounced wedge-like zone of argillic to silicic alteration occurs along the eastern and northeastern flanks of the sulphide deposit. Whole rock data reveal significant sodium depletion, and silica enrichment has occurred in both footwall and intercalated volcanic units.

Late supergene weathering has affected the deposit. This has led to the development of a saprolitic clay-rich gossan, which typically caps the oxide stratigraphy at TG-1. Supergene weathering may or may not be responsible for the creation of the ferruginous siliceous rocks and other units commonly present between the baritic unit and the capping clay-rich gossan.

(k) TG-3 Deposit

The oldest units drilled in the TG-3 area are basaltic flows. These rocks are overlain by amygdaloidal andesite and cut and overlain by porphyritic dacite intrusive and extrusive rocks. The sulphides are associated with the dacitic units. Sulphides were deposited simultaneously with dacite dome construction within marginal basins and on the flanks of the domes. Periods of quiescence in dome building allowed for sulphide deposition to extend laterally, resulting in the stacked mushroom shape in the south part of the TG-3 deposit. The sulphide accumulations were forced to grow vertically and reached significant thicknesses (over 300 m). The end of TG-3 hydrothermal deposition was marked by andesitic volcanism that deposited a sequence of lava and debris flow deposits. Basalt flows cap the section.

Thin lutite units with banded sulphides are present in the hanging-wall stratigraphy at TG-3. These beds may correlate with those seen in holes to the south of TG-1. If so, they would suggest that TG-3 is older than TG-1.

The structural setting at TG-3 is less well understood than that at TG-1. TG-3 appears to have developed in a less confined setting, controlled more by competition for space with eruptive rocks and debris flows than by rift-basin walls.

Alteration at TG-3 includes extensive quartz-epidote alteration of distal footwall, lateral and hanging-wall rocks. The footwall proximal to the sulphide deposit comprises stockwork-related sericitic and chloritic alteration and widespread silicification. Rocks at TG-3 have not been significantly subjected to oxidation as seen at TG-1.

(l) B-5 Deposit

The B-5 deposit is a very large-zoned sulphide mound that appears to be relatively undisturbed tectonically or metamorphically. The sulphides lie in a northwesterly oriented basin developed in basalt. At this early stage of drilling, it is difficult to define the dimensions of the sulphide mound, but it appears to be 500 m long in the northwest dimension and 400 m wide east west. The thickest massive sulphide intersection occurred in Hole B-5-005 at the southern end of the anomaly, where 240 m were cut. Hole B-5-014 also intersected 240 m of massive sulphides in the east central portion of the anomaly. The lower part of this intersection contained a stockwork copper zone in part replacing volcanic rocks.

Geologically the B-5 deposit occurs in a Cretaceous stratigraphic sequence similar to those of TG-1 and TG-3. Basalt footwall rocks are cut and overlain by multistage dacite domes with franking massive sulphides. Hanging-wall lithology is basalt. Approximately 380 m to 400 m of recent eolian sand and tertiary volcanoclasitc rocks cover the Cretaceous section. One difference noted at B-5 is that sulphides lie directly on basaltic footwall rocks and not on dacite, as is seen at TG-1 and TG-3. The dacite domal rocks at B-5 flank the sulphides but do not appear to underlie them.

The sulphide mound at B-5 is zoned with a barren pyrite core, flanking copper-zinc-silver-gold mineralisation and basal copper replacement. Pyrite, chalcopyrite and sphalerite are the dominant sulphide minerals within the massive sulphide pile. Minor galena is also present. The host to silver has been identified as tetrahedrite. Although their distribution and quantity are not well understood, the secondary copper mineral covellite and chalcocite are also present. Principal gangue minerals are calcite and barite.

Basal copper stockwork replacement at B-5 has affected the footwall rocks and to a lesser extent the lower portions of the sulphide pile, as is seen at TG-1 and TG-3. Intense pyrite and chalcopyrite replacement has created virtually complete massive sulphide replacement of footwall rocks within parts of the stockwork zone. From the limited data available, the intense replacement appears to be structurally controlled, most prominently northwesterly but perhaps along several other orientations as well.

Alteration styles are similar to the other Tambo Grande Deposit. Footwall patchy quartz-epidote alteration lies distal to the sulphides. B-5 has a large stockwork zone directly underlying the sulphide pile. The stockwork zone is characterised by fracture-controlled to pervasive quartz-sericite alteration. Silicification is also common in footwall rocks. Dark chlorite has limited extent in the stockwork zone but is commonly associated with intense chalcopyrite replacement.

A stratiform gold deposit similar in geometry but different in mineralogy to TG-1 partially overlies the sulphides at B-5. Main components of the gold deposit are calcite, quartz and unidentified clay (with optical properties similar to biotite or chlorite), black fetid mud, ankerite, siderite, pyrrhotite, spheroidal or botryioidal pyrite (clearly different than the underlying crystalline pyrite associated with the massive sulphide) and lesser hematite and limonite. The zone has been intersected in only a few holes to date and averages about 5 m in thickness.

(m) Mineralization

TG-1 and TG-3 Sulphide Deposits

The TG-1 and TG-3 massive sulphide deposits consist of 85% to 99% pyrite, up to 15% barite, on average 5% combined chalcopyrite and sphalerite, and small amounts of quartz and calcite. Sulphide minerals are found in zones, and the patterns are similar in both deposits. In general, the deposits contain a base-metal-poor pyrite zone, a chalcopyrite-rich zone (called Type 3) and a chalcopyrite-sphalerite zone (called Type 2). The pyrite zone is found in the core of the deposits and at the top part of sulphides at TG-1, whereas the chalcopyrite zone occurs along the base and margins of the deposits. Disseminated magnetite is a significant constituent of the chalcopyrite-rich basal zone. The chalcopyrite-sphalerite zone is distributed around the pyrite core above the basal chalcopyrite and extends to the margins of the deposits on all sides. This mineral zone contains the major portion of the sulpho-salt mineralogy, principally as tennantite. A fourth mineralogical zone containing chalcocite, digenite, covelite and pyrite is present at TG-1 (called Type 1). It lies above the chalcopyrite-sphalerite zone and below the capping pyrite.

Gangue mineralogy consists of barite, calcite and minor quartz. These occur as a matrix interstitial to pyrite grains and makes up to 20% of the rock. With depth at TG-3, calcite becomes more abundant and eventually dominant with depth, whereas at TG-1 the matrix shifts from barite to quartz dominant with depth.

The sulphides at TG-1 and TG-3 exhibit a variety of textures, although massive crystalline sulphides are most common. Coarse-grained massive sulphides can have up to 5% pore space, probably formerly filled by a sulphate (anhydrite). The second most common texture within the sulphides is a distinctive brecciated type. Generally rounded sulphide fragments supported within a matrix of smaller sulphide fragments and barite cause this texture. Fragments within these breccias can contain pyrite, chalcopyrite and sphalerite.

TG-1 Oxide Deposit

Immediately overlying the massive sulphides and typically in sharp contact is a thin (up to 2 m thick) unit composed of cherty or vuggy silica (exhalative) or unlithified silica sand. The zone is called the transitional zone and is silver-rich, commonly containing in excess of 1,000 g/t of silver. Petrographic work has shown the presence of abundant native silver, argentite as well as the silver-mercury amalgam.

Overlying the Transitional zone is the Oxide zone – a complex intercalation of felsic volcaniclastic material and barite sandstone and goethite-rich gossan. The barite sandstone ranges up to 15 m in thickness and is commonly friable. The gossan overlies the barite sandstone. The gold mineralisation is found in the barite sandstone and the goethite-rich gossan, especially where barite is present. Petrographic study reveals that gold is associated with and is typically encapsulated in barite grains.

B-5 Deposit

The limited data that we have indicates that the B-5 massive sulphide deposit displays the same sulphide mineral zoning as TG-1 and TG-3. The B-5 deposit contains a base-metal-poor pyrite core, a basal chalcopyrite-rich zone and a lateral chalcopyrite-sphalerite zone. The central top portion of the sulphides contains an overlying gold-silver zone. This zone spatially resembles the gold zone overlying the TG-1 sulphides and comprises botryioidal pyrite, calcite aggregates and massive sulphide clasts in a black carbonaceous mud matrix. It contains barite but in much less concentration than at TG-1.

(n) Mineral Resources and Mineral Reserve Estimates

The Mineral Resource and Mineral Reserve estimates for the TG-1 and TG-3 deposits were calculated by MRDI in 1999 and 2000. The Mineral Resources and Mineral Reserves for the Tambo Grande Project as at December 31, 2000 are calculated in accordance with Canadian Securities Administrators' National Instrument 43-101, *Standards of Disclosure for Mineral Projects*. The mineralisation is classified as Mineral Resource and Mineral Reserve for the TG-1 deposit and as Mineral Resource for the TG-3 deposit.

The Qualified Person for MRDI is Stephen Juras, PhD., and P.Geo. The estimates were made from three-dimensional block models utilising commercial mine planning software (Gemcom® and MineSite®).

All calculations are based on the following metal prices:

Metal	Price ($)
Gold	300 /oz
Silver	5.00 /oz
Copper	0.90 /lb
Zinc	0.55 /lb

(o) Mineral Resource and Mineral Reserve Summary

		Grade			
	Tonnes	Copper (%)	Zinc (%)	Gold (g/t)	Silver (g/t)
TG-1 Gold Deposit					
Mineral Resources					
Indicated Mineral Resources [(1)]	8,081,000	-	-	3.7	70
Inferred Mineral Resources	669,000	-	-	3.7	75
Mineral Reserves		-	-		
Probable Mineral Reserves [(2)]	8,056,000	-	-	3.5	67
TG-1 Sulphide Deposit					
Mineral Resources					
Indicated Mineral Resources [(3)]					
Type 1	14,500,000	2.2	0.2	0.6	29
Type 2	23,400,000	1.0	2.1	0.7	36
Type 3	11,200,000	2.1	0.2	0.3	16
Stockwork	1,400,000	1.6	-	-	-
Total Indicated Mineral Resources	50,500,000	1.6	1.1	0.6	28
Inferred Mineral Resources					
Type 1	1,200,000	2.0	0.4	0.6	30
Type 2	2,500,000	1.0	2.2	0.6	32
Type 3	1,600,000	1.7	0.3	0.3	13
Stockwork	200,000	1.3	-	-	-
Total Inferred Mineral Resources	5,500,000	1.4	1.1	0.5	25
Mineral Reserves					
Probable Mineral Reserves [(4)]					
Type 1	15,100,000	2.1	0.1	0.6	26
Type 2	21,600,000	1.1	2.1	0.7	34
Type 3	11,100,000	1.8	0.1	0.3	13
Stockwork	1,400,000	1.3	-	-	-
Total Probable Mineral Reserves	49,200,000	1.6	1.0	0.6	26
TG-3 Sulphide Deposit					
Inferred Mineral Resources [(5)]	82,000,000	1.0	1.4	0.8	25

Notes:

(1) The Mineral Resource was calculated based on a cut-off grade of 1.0 g/t gold. High values were cut to 40-g/t gold and 4,000 g/t silver.

(2) The Mineral Reserve was calculated on a net smelter return ("NSR") cut-off of $8.53, which covers processing, and general and administrative costs. The Mineral Reserves incorporate 95,000 t of external dilution taken at zero grade. The open pit design shows that the deposit can be mined at a strip ratio of 1.9:1 (waste: ore). The Mineral Reserves are contained within the Mineral Resources.

(3) The Mineral Resource was calculated using a cut-off grade of 0.75% Cu Equivalent. High assays have been cut to 9.0% copper and 8.0% zinc.

(4) The Mineral Reserve was calculated on variable NSR cut-offs (Type 1 = $4.75, Type 2 = $5.97, Type 3 and Stockwork = $4.60), which covers processing, and general and administrative costs. The Mineral Reserves incorporate 200,000 t of external dilution and 400,000 t of internal dike dilution, both taken at zero grade. The open pit design shows that the deposit can be mined at a strip ratio of 1.2:1 (waste: ore). The Mineral Reserves are contained within the Mineral Resources.

(5) The Mineral Resource was calculated using a cut-off grade of 0.5% copper equivalent. No cutting factor was applied.

(p) Mineral Processing and Metallurgical Testing

The oxide and sulphide metallurgy of the various TG-1 ore types was assessed in two main phases of test work, under the supervision of MRDI personnel. This test work was conducted at a variety of laboratories including Lakefield Research, Process Research Associates, G&T Metallurgical Services, Advanced Mineral Technology Laboratory and MinnovEx Inc.

Mineralogical analysis and cyanidation leach test work was conducted on the oxide ore types. Projections of gold and silver leach recoveries from the oxide and transition ores are based on test results from two laboratory batch test programs. This has allowed a reasonable estimate to be made of the likely metallurgical performance and reagent consumption's using the selected cyanide leach feasibility flow sheets.

The flow sheet for oxide ore includes the following basic criteria: SAG and ball milling will be used to grind the ore to 80% passing 40 μm; the milled product will be thickened and subjected to conventional leaching in cyanide; the pregnant solution will then be separated from the barren tailings using counter current decantation; cyanide destruction on the tailing stream, using the SO2/air technique, will also be incorporated into the flow sheet; pregnant solution will be clarified and de-aerated in a conventional Merrill-Crowe circuit and the precious metals recovered from solution by zinc precipitation; and the precious metal sludge will be upgraded to produce a gold/silver-bearing doré for shipment to a refinery.

Projections of gold and silver leach recoveries from the TG-1 oxide ore are 90% and 61.8% respectively.

The TG-1 sulphide ores are volcanogenic massive sulphides containing more than 80% sulphide minerals. All the ores contain pyrite as the primary constituent. There are three sulphide ore types:

1. Type 1 contains on average 2.1% copper (80% of which is secondary copper mineral chalcocite and covellite).

2. Type 2 contains on average 1.1% copper (90% as chalcopyrite) and 2.1% zinc (as sphalerite).

3. Type 3 contains on average 1.8% copper (as chalcopyrite).

Modal analysis and open-circuit and locked-cycle flotation test work were conducted on the three types of sulphide ore. Copper and zinc concentrates will be produced by flotation. All ore types are fine-grained, requiring a primary grind of 80% passing 45 μm to achieve adequate liberation for rougher flotation.

Two parallel lines of grinding and copper flotation will be utilised. This configuration is consistent with the TG-1 mining sequence and the production of Type 1 ore, which requires separate processing to optimise its copper metallurgy. A single mill line will also be equipped with a zinc circuit to process Type 2 ore. When Type 3 ore is processed the zinc circuit will be by-passed.

The TG-1 sulphide recoveries and concentrate grades used in the Mineral Reserve estimate are as follows, followed by the projected recoveries and concentrate grades based on work subsequent to the Mineral Reserve Classification Report of September 2000:

Mineral Reserve Classification Recoveries and Concentrate Grades, Sulphide Ore

	Copper (%)		Zinc (%)	
Ore Type	Recovery	Concentrate Grade	Recovery	Concentrate Grade
Type 1	60	24	-	-
Type 2	62	24	74	52
Type 3	87	27	-	-

Projected Recoveries and Concentrate Grades, Sulphide Ore

	Copper (%)		Zinc (%)	
Ore Type	Recovery	Concentrate Grade	Recovery	Concentrate Grade
Type 1	73	24	-	-
Type 2	71	26	76	52
Type 3	87	27	-	-

The projected improvement in Type 1 and Type 2 metallurgy is based on a second phase of metallurgical test work carried out after the September 2000 Mineral Reserve Classification Progress Report. The new projections appear to be reasonable and consistent with the test work. Key to the improved metallurgy during the period September 2000 to December 2000 was the use of fresh samples and a modified flow sheet procedure. Despite these improvements, there is evidence that the potential of these ores has not yet been fully optimised.

In December 2000, sulphide metallurgy projections were updated because of improvements established in a second phase of flotation studies conducted between September and December 2000. Using freshly prepared samples and a simplified flow sheet procedure, copper metallurgy and recoveries improved. A preliminary feasibility sulphide flotation flow sheet was also established.

To verify these new metallurgical projections and develop the final feasibility study concentrate recovery and grades, additional feasibility sampling and flow sheet confirmation test work was recommended. This work program was initiated in January 2001 and was halted following the temporary suspension of feasibility work. Recently, Lakefield Research undertook an analysis of the quality of stored samples. This study indicated that the samples have oxidised in storage, and it will be necessary to conduct a further sampling campaign if additional metallurgical testing is necessary.

Mexico

On March 12, 2001, the Company sold all of the shares of the Mexican Subsidiaries to a group of arms-length Mexican investors. At the time of this sale, operations at the Moris Mine had ceased and the property had been placed on care and maintenance. The Company had concluded that the Moris Mine was a non-core asset and wrote down the value of the asset by $8.0 million in fiscal 1999 to a net carrying value of $0.4 million. The sale transferred all Mexican assets and liabilities of the Company, including any liabilities associated with existing lawsuits, to the Mexican investors. Proceeds from the sale include a nominal payment and a sliding scale royalty from any future production from the Moris Mine. The investors have the right to buy back the royalty from the Company at any time for a price of $50,000. At the time of the sale, MMOP was involved in legal proceedings relating to certain mining concessions and MMEX was involved in legal proceedings initiated by a former mining contractor for the cancellation of a contract. Any liabilities which may result from these proceedings have been conveyed to the Mexican investors as a result of their acquisition of the shares of the Mexican Subsidiaries. The Company has covenanted to pay legal expenses of MMEX up to a maximum amount of $235,000 in the event of certain contingencies. In exchange, MMEX has agreed to indemnify the Company for such legal expenses in the event that a court-ordered resolution or negotiated settlement of such legal proceedings results in proceeds being paid to MMEX or the purchasers of the Mexican Subsidiaries. For a discussion of the effect of this disposition on the results of operations. See Note 7 to the consolidated financial statements included herein.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This discussion and analysis should be read in conjunction with the Company's consolidated financial statements. The Company's reporting currency is the United States dollar. All amounts in this discussion and in the consolidated financial statements are expressed in United States dollars, unless identified otherwise.

A. Operating Results

Summary of Financial Results

Manhattan recorded a loss in 2001, before results from discontinued operations, of $2,559,000, including severance costs of $773,000 ($0.06 per share), compared to a loss of $1,435,000 ($0.04 per share) in 2000 and a loss of $1,240,000 ($0.05 per share) in 1999. The loss including results from discontinued operations for 2001 was $2,559,000 ($0.06 per share), and $4,730,000 ($0.13 per share) in 2000 and $12,538,000 ($0.46 per share) in 1999.

Effective December 31, 2000, Manhattan adopted a plan to dispose of its Mexican operations that included the sale of all the Mexican Subsidiaries, and reported this business segment as discontinued operations. The previously reported comparative financial statements for 1999 were restated to conform to this presentation. The sale of the Mexican Subsidiaries was completed on March 12, 2001.

Expenses and Other Income

Expenses net of other income for 2001 were $2,559,000, compared to $1,435,000 for 2000 and $1,240,000 in 1999. The increase in costs for 2001 over 2000 was due primarily to the accrual and payment of head office severance costs of $773,000, the write down of the Tambo Grande Project of $371,000 and, to a lesser extent, lower interest income, partially offset by lower foreign exchange losses. The write down of the Tambo Grande Project is based on preliminary settlement figures provided by the insurance adjusters and reflects the difference between the estimated damage to the Tambogrande site and the corresponding estimated insurance proceeds receivable. The increase in costs for 2000 over 1999 was due primarily to a loss on foreign exchange, offset partially by an increase in interest income and lower administrative expenses.

Discontinued Operations

As stated above, in 2000 the Company adopted a plan to dispose of its Mexican operations. These assets were treated as discontinued operations for the year ended December 31, 2000, and the 1999 comparatives were restated to conform to this presentation.

The net loss from discontinued operations in 2000 includes: (i) holding costs for the Moris Mine while operations were suspended, and (ii) a provision of $1,047,000 to reflect the estimated loss on disposal and the results of discontinued operations between the date of plan approval and the expected date of disposal, together with direct incremental costs of the disposal, including transaction costs.

For 1999 the net loss from discontinued operations included a write down in the carrying value of the Moris Mine operation of $7,965,000.

B. Liquidity and Capital Resources

Working Capital

At December 31, 2001, the Company had working capital of $1,569,000 (2000: $3,726,000; 1999: $14,346,000) including cash and cash equivalents of $2,079,000 (2000: $4,423,000; 1999: $14,136,000). Additional funds will be required during the 2002 year as described in the outlook for 2002 under "Trend Information".

Operating Cash Flow

In 2001, Manhattan used $1,358,000 ($0.03 per Common Share) in operations, compared to $3,154,000 ($0.09 per Common Share) in operations during 2000 and $3,366,000 ($0.12 per Common Share) in 1999. The negative cash flow for 2001 primarily reflects head office administration costs, including severance, while for 2000 and 1999 the negative cash flows primarily reflects the holding costs associated with the Moris Mine while it was being held on a care and maintenance basis.

Financing Activities

Gross proceeds of US$3,355,000 (C$5,260,000) were received in 2001 from the special warrant financing, which was completed on September 20, 2001, of 5,845,000 warrants at a price of C$0.90 per warrant. The financing closed in two tranches: 5,015,000 special warrants on September 18, 2001 and 830,000 special warrants on September 20, 2001. The Common Shares underlying the special warrants were qualified for distribution on January 11, 2002. In connection with the financing, the Company paid a commission of (i) cash in the amount of 6% of the gross proceeds of the financing and (ii) 300,910 special warrants, each entitling the holder to purchase a Common Share at a price of C$0.90. Proceeds from the financing have been and will be used for the EIS and Feasibility Study, community and public relations, and general and administrative purposes.

On July 11, 2000 the Company closed a private placement of 4,704,917 special warrants at a price of C$3.25 per special warrant for gross proceeds of $10,409,000 (C$15,291,000). The Company paid commissions of 124,089 special warrants at a deemed price of C$3.25 per warrant. Each special warrant was exercisable at no additional cost for one Common Share. Proceeds from the July 11, 2000 financing were used primarily to fund exploration, the community relations efforts concerning the Tambo Grande Project and general and administrative costs.

On January 21, 1999 the Company closed a private placement of 1,017,000 special warrants at a price of C$2.95 per special warrant for gross proceeds of $1,963,000 (C$3,000,000). The Company also paid a finders' fee of 61,020 special warrants at a deemed price of C$2.99 per warrant. Each special warrant was exercisable, at no additional cost, into one unit comprising one Common Share and one share purchase warrant. Each share purchase warrant was exercisable into one Common Share at a cost of C$6.00 per share until January 21, 2000. Subsequently, the maturity of the warrants was extended to January 21, 2001 and then to January 21, 2002. Each warrant holder paid C$0.75 per warrant for gross proceeds to the Company of $549,000 (C$809,000) for the first extension.

In June and July 1999 the Company closed a private placement of 3,000,000 special warrants at a price of C$3.75 per special warrant for gross proceeds of $7,687,000 (C$11,250,000). The special warrants were issued and the funds were advanced in two tranches: $6,833,000 (C$10,000,000) on June 15 and $854,000 (C$1,250,000) on July 22, 1999. Each special warrant was exercisable, at no extra cost, into one unit comprising one Common Share and one-half of one share purchase warrant. Each whole share purchase warrant is exercisable into one Common Share at a cost of C$4.50 until June 15, 2004.

On October 19,1999 the Company closed a private placement of 5,500,000 Common Shares at a price of C$5.00 per share for gross proceeds of $18,673,000 (C$27,500,000).

Proceeds from the 1999 financings were used primarily to fund the exploration, community relations and feasibility study work for the Tambo Grande Project.

Investing Activities

Investing activities during 2001, 2000, and 1999 centred on the Tambo Grande Project. In 2001 and 2000, $4,073,000 and $16,429,000, respectively, was spent on EIS and Feasibility Study costs, and community relations activities. The majority of the 2000 expenditures was spent on infill and exploration drilling. In 1999, $10,536,000 was spent, primarily on infill and exploration drilling, feasibility study costs and community relations. No infill or exploration drilling occurred during 2001. To date, $214,000 of the Tambo Grande insurance proceeds receivable has been advanced to Manhattan.

C. Research and Development, Patent Licences, Etc.

Not applicable. See Item 4, Information on the Company, D. Property, Plant and Equipment, for a review of the Company's exploration activities.

D. Trend Information

Outlook

The Company will monitor its financial position during 2002 in consideration of its plans to complete the Environmental Impact Study and Feasibility Study on the Tambo Grande Project. The operating cost reduction program will continue through 2002. The Company intends to continue to access the capital markets and/or may seek partial asset sales to fund ongoing operations. There is no assurance that additional financing will be available on terms acceptable to Manhattan.

Environmental Impact Study (EIS) and Feasibility Study - 2002

The environmental impact study ("EIS"), which is being prepared by Klohn Crippen Consultants Ltd., and the feasibility study (the "Feasibility Study"), which is being prepared by AMEC E&C Services Ltd., remain scheduled for completion in mid-2002. The Feasibility Study is one condition that the Company must meet to exercise the option under the Option Agreement.

The major technical components of the Feasibility Study and EIS have been completed, including mine planning and process engineering, concentrate marketing analysis, tailings design, and river engineering. Technical and socio-economic studies along the transportation route, including the port, are complete and are being incorporated into the draft document. A study of power supply and power line routing has also been completed. A detailed characterisation of the San Lorenzo irrigation system has been completed and will be used along with studies of the agricultural economy to provide baseline information for sustainable development initiatives.

The operating plan envisages a 7,500-tpd gold/silver plant being operated initially to process the oxide cap material. In the third year of operation, a copper/zinc flotation plant will be commissioned and operated at 10,000 tpd using one grinding line, and then expanded in the fourth year to 20,000 tpd, after converting the grinding capacity of the oxide plant.

Operating and capital cost estimates are well underway and will be completed in the early part of June 2002

The Company continues to actively engage the local population in dialogue, through the community workshops it began in 2001 with over 600 participants attending 25 workshops. In addition, presentations have been made to regional governments, federal regulatory authorities and Peruvian governors, as part of the consultation process.

The socio-economic components of the EIS are the most critical to successfully developing the Tambo Grande Project. Detailed analysis of the region's social and economic systems is continuing, with the support of a range of Peruvian and international consultants, including Peruvian universities. Community development and resettlement planning continues to be an important aspect of the project.

Mineral Resource Update - 2002

Manhattan commissioned Roscoe Postle Associates Inc. to review and estimate the Mineral Resources for the TG-1 gold/silver and base metals deposits. The estimates are based on diamond drilling programs completed between May 1999 and May 2000.

The review was in part based on recommendations from AMEC E&C Services Ltd., following completion of the Mineral Resource estimate for the pre-feasibility study in 2000. The review includes revisions to the interpretation of the deposits, a complete data check, a detailed confirmation of volumes, and a further refinement of statistical and modelling techniques. The Mineral Resources are reported according to the standards as defined by the Canadian Institute of Mining, Metallurgy and Petroleum.

TG-1 Base Metal Deposit - Mineral Resources:

Ore Type	Indicated					Inferred				
	Tonnes (000's)	Cu %	Zn %	Au g/t	Ag g/t	Tonnes (000's)	Cu %	Zn %	Au g/t	Ag g/t
Type 1	15,369	2.2	0.1	0.6	25	846	2.1	0.1	0.6	20
Type 2	25,458	0.9	2.2	0.7	33	1,078	1.0	2.4	0.5	27
Type 3	12,784	2.1	0.1	0.4	16	787	1.9	0.1	0.3	13
Stockwork	2,545	1.3	0.1	0.1	5	584	1.3	0.1	0.1	5
TOTAL	**56,156**	**1.6**	**1.0**	**0.5**	**26**	**3,295**	**1.5**	**0.8**	**0.4**	**18**

Cutoff Grade: 0.75% Cu equivalent (CuEq = Cu% + 0.61Zn%). Ore types: Type 1 – chalcocite, covellite, minor chalcopyrite; Type 2 – chalcopyrite, sphalerite; Type 3 – chalcopyrite, Stockwork – chalcopyrite.

The sulphide model indicates an overall increase in contained copper of +5% including a significant increase in the Indicated Resource (+9%). This is the result of refining the geologic interpretation and interpolation parameters. The movement of material from the Inferred to the Indicated category in particular, reflects the excellent continuity shown in the data. Total contained zinc remains largely unchanged (-1%).

TG-1 Gold/Silver Deposit - Mineral Resources:

Zone	Indicated			Inferred			Contained Ounces	
	Tonnes	Gold	Silver	Tonnes	Gold	Silver	Gold	Silver
	(000's)	g/t	g/t	(000's)	g/t	g/t		
Oxide	7,336	3.1	29	647	2.8	26	793,600	7,381,500
Transition	628	8.6	443	78	9.0	365	195,400	9,860,900
TOTAL	**7,964**	**3.6**	**62**	**725**	**3.4**	**62**	**989,000**	**17,242,400**

Cutoff Grade:	1.0 g/t Au	Cutting Level:	Oxide	20 g/t Au	150 g/t Ag
			Transition	50 g/t Au	2,000 g/t Ag

The net difference in the oxide resource is a minor decrease in total contained gold (-4%), due to adjustments to total volumes, interpolation techniques, and revised cutting factors. Of the 4% decline, 1% is due to lower volume, and 3% is due to the use of a more conservative approach to intervals where drill core was not recovered.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The names of the directors and executive officers of the Company as at December 31, 2001 and all positions and offices held with the Company, as well as their term of office are as follows:

Name	Served as Director since	Served as Officer since	Other Office Held with the Company
Lawrence M. Glaser	2001	2001	President
Peter F. Tegart	1990	1990	Managing Director
Brian Lock (1)	1990	N/A	None
Craig A. Roberts	2001	2001	Corporate Secretary
Richard D. Allan	2001	1998	Vice-President, Engineering

(1) Mr. Lock is also the CEO of Brigill Investments Ltd.

The term of office of directors and executive officers is one year, and the current term expires June 19, 2002. The directors are elected annually at the Company's Annual General Meeting and, subsequent to their election, they appoint the executive officers for the ensuing year. Management generally nominates the directors and executive officers.

B. Compensation

The total compensation paid to, or earned by, the Company's President and the other executive officers of the Company and its subsidiaries (each a "Named Executive Officer") during the fiscal year ended December 31, 2001 is set out in the following summary table.

Name & Office Held	Annual Compensation			Long Term Compensation			Other Compensation
				Awards		Payouts	
	Year	Salary[6] Cdn$	Bonuses Cdn$	Other Cdn$	Options[5] Granted	Restricted Shares	Cdn$
Lawrence M. Glaser [1] President	2001	141,000	-	-	275,000	-	59,000
Peter F. Tegart Managing Director	2001	130,500	-	-	125,000	-	-
Richard D. Allan Vice-President	2001	129,500	5,000	-	100,000	-	8,000
Graham G. Clow[2] *President and Chief Executive* Officer	2001	250,000	-	-	-	-	-
Paul B. Sweeney[3] Chief Financial Officer	2001	146,000	-	-	20,000	-	-
Robert R. Stone [4] Interim President and Chief Executive Officer	2001	25,000	-	-	50,000	-	-
Andrew B. Carstensen[7]	2001	132,000	-	-	75,000	-	-
Calvin C. Everett[8] Vice-President, Corporate Development	2001	107,500	-	-	37,500	-	39,000[9]

Notes:

(1) Mr. Glaser's employment commenced on June 19, 2001.

(2) Mr. Clow's employment commenced on June 15, 1998, and he resigned as a Director and the President and Chief Executive Officer of the Company effective May 23, 2001.

(3) Mr. Sweeney's employment commenced on December 1, 1999 and he resigned effective May 1, 2001.

(4) From May 23, 2001 to June 19, 2001, Robert R. Stone, a former Director of the Company, acted as interim President and Chief Executive Officer of the Company, 2001. Mr. Stone resigned on November 9, 2001.

(5) Stock options granted reflect the amounts vested.

(6) Monthly salary payments for all remaining Named Executive Officers were reduced effective May 1, 2001, until June 30, 2001, at which time they were reinstated to their previous levels.

(7) Mr. Carstensen's employment commenced in 1990. He was elected Vice-President of Exploration June 29, 2001. Mr. Carstensen's employment was terminated October 31, 2001.

(8) Mr. Everett's employment commenced on September 10, 2000 and he resigned effective September 30, 2001.

(9) Payment made by the issuance of 50,000 Common Shares of the Company pursuant to the Share Compensation Plan. The shares were issued January 3, 2002 at Cdn$0.78, being the closing market price of the shares on the Toronto Stock Exchange on the date prior to the date of issuance.

Options to Purchase Securities from the Registrant or Subsidiaries

Options to purchase 3,015,000 Common Shares had been granted to the incumbent and former officers and directors of the Company as at December 31, 2001. The names of recipients, number of options, exercise price, and expiry dates of such options are set out below.

Name	Number of Options	Exercise Price(Cdn$)	Expiry Date
R. Willis [1]	200,000	$2.60	19-Apr-02
P. Tegart	85,000	$2.60	9-Mar-03
T. Hirst [7]	150,000	$2.60	19-Jun-02
B. Stone [4]	150,000	$2.60	9-Nov-02
A. Carstensen [5]	70,000	$2.95	23-Mar-03
G. Clow [2]	250,000	$2.55	22-May-02
R. Allan	100,000	$2.45	14-Oct-03
A. Carstensen [5]	30,000	$2.75	15-Jan-04
R. Willis [1]	25,000	$2.75	19-Apr-02
R. Stone [4]	25,000	$2.75	9-Nov-02
B. Lock	25,000	$2.75	15-Jan-04
T. Hirst [7]	25,000	$2.75	19-Jun-02
P.Tegart	35,000	$2.75	15-Jan-04
J. Lamacraft [8]	100,000	$2.99	19-Jun-02
J. Lamacraft [8]	50,000	$3.65	19-Jun-02
R. Allan	30,000	$3.65	10-May-05
G. Clow [2]	18,750	$3.65	22-May-02
P. Sweeney [3]	25,000	$3.65	30-Apr-02
R. Stone [4]	56,250	$3.65	9-Nov-02
B. Lock	50,000	$3.65	10-May-05
T. Hirst [7]	50,000	$3.65	19-Jun-02
R. Willis [1]	25,000	$3.65	19-Apr-02
P. Tegart	75,000	$3.65	10-May-05
A. Carstensen [5]	40,000	$3.65	10-May-05
C. Everett [6]	187,500	$3.14	10-Sep-02
T. Hirst [7]	15,000	$4.80	19-Jun-02
P. Sweeney [3]	115,000	$4.92	30-Apr-02
G. Clow [2]	100,000	$4.60	22-May-02
P. Sweeney [3]	20,000	$1.90	30-Apr-02
R. Stone [4]	50,000	$0.91	9-Nov-02
B. Lock	75,000	$0.91	18-Jun-06
P. Tegart	125,000	$0.91	18-Jun-06
C.Everett [6]	37,500	$0.91	18-Jun-06
R. Allan	100,000	$0.91	18-Jun-06
A. Carstensen [5]	75,000	$0.91	18-Jun-06
C. Roberts	150,000	$0.91	18-Jun-06
L. Glaser	200,000	$0.91	18-Jun-06
L. Glaser	75,000	$0.71	09-Nov-06

Notes:

(1) Mr. Willis resigned as a director of the Company effective April 20, 2001.

(2) Mr. Clow resigned as a director and Chief Executive Officer of the Company effective May 23, 2001.

(3) Mr. Sweeney resigned as CFO & Corporate Secretary of the Company effective May 1, 2001.

(4) Mr. Stone resigned as a director of the Company on November 9, 2001.

(5) Mr. Carstensen's employment was terminated October 31, 2001.

(6) Mr. Everett resigned as Vice-President of Corporate Development of the Company on September 10, 2001.

(7) Mr Hirst resigned as a director of the Company June 19, 2001

(8) Mr. Lamacraft resigned as a director of the Company June 19, 2001.

Stock Option Plan

The purposes of stock option plan, as amended, (the "Stock Option Plan"), are: (i) to provide an increased incentive for the Company's directors and employees to contribute to the future success and prosperity of the Company; (ii) to retain, attract and motivate the qualified managers that the Company requires; and (iii) to provide a long-term-incentive element in overall compensation. It is generally recognised that a stock option plan such as the Company's aids in retaining and encouraging employees and directors of exceptional ability because of the opportunity offered them to acquire a proprietary interest in the Company. Under the Stock Option Plan, selected directors, officers and key employees of, and other persons providing ongoing services to, the Company and its affiliates shall be eligible to be granted options to acquire in the aggregate a maximum of 5,929,000 Common Shares. Options will be eligible for exercise for a period of up to five years from the date they are issued and will be issued based on the closing price of the Common Shares on The Toronto Stock Exchange on the day prior to issuance.

Share Compensation Plan

On October 24, 2001, the Company adopted the Share Compensation Plan to allow the Company to issue up to an aggregate of 2,000,000 Common Shares to certain executive officers, employees and/or directors, from time to time, in lieu of cash salary and bonus payments. Shareholder approval of the Share Compensation Plan was obtained at the Company's Annual General and Extraordinary Meeting held on June 19, 2001. Regulatory approval was received from the Toronto Stock Exchange on December 5, 2001. To date, there has been an aggregate of 121,433 Common Shares issued pursuant to the Share Compensation Plan to directors and officers of the Company. 106,888 Common Shares were issued to Mr. Lawrence Glaser, and 14,545 Common Shares were issued to Mr. Richard Allan, both at prices of C$0.55 per Common Share.

Other Incentive Plans

The Company has no other incentive plans, and no cash or non-cash compensation was paid or distributed to executive officers under any other incentive plan during the most recently completed financial year.

During 1996, the Company appointed a Compensation Committee to be responsible for succession planning, matters of compensation to executive officers, and the review of options granted under the each Plan.

C. Board Practices

The Board of Directors is empowered by the Company's incorporating documents and by-laws to manage or supervise the management of the affairs and business of the Company. The Board is not involved in the day-to-day activities of the Company. The Board performs its functions through quarterly and special meetings and has delegated certain of its responsibilities to committees of the Board.

Board of Directors

The Board has assumed general responsibility for the development and monitoring of corporate governance issues.

The Board is actively involved in establishing corporate strategies and monitoring the achievement thereof, including the optimisation of the performance of the Company's current operations and acquisitions. The Board monitors the performance of current operations, holding quarterly and special meetings and reviews, and approves the annual operating and financial budget presented by management.

Consideration and approval of material acquisitions and dispositions is carried out by the full Board. Outside consultants and professionals are engaged and report to the Board as required.

The Board has identified the principal risks associated with the Company's business. These risks, and the steps taken to minimise such risks, are reviewed on an ongoing basis at the regularly scheduled quarterly meetings of the Board.

The Board has delegated responsibility for communication with the public and the Company's shareholders to its President, with the support of the Manager of Corporate Communications. Procedures are in place to ensure timely dissemination of information about the Company to the public. Any significant shareholder concerns that may be communicated to the above persons are communicated to the Board at its regularly scheduled quarterly meetings.

A program for succession of management and training has not been adopted. Given the availability of trained personnel in the international mining community and the size of the Company, this trained pool of personnel will be accessed to fill vacancies as required.

The Company is a junior company that is still in the growth stage and, accordingly, a variety of technical, legal and financial experience at the Board level is important. When it is determined that additional expertise is required on the Board, a number of candidates are considered and the full Board assesses proposed nominees. The decision to nominate or appoint an additional director is taken by the Board as a whole.

The performance of the management team is reviewed annually by the Compensation Committee in the context of the Company's success in meeting its objectives, which are established as part of the review and approval of the annual operating and financial budget. In addition, the Compensation Committee periodically reviews the compensation paid to members of the Board and makes recommendations to the Board regarding the compensation of the directors.

Committees of the Board of Directors

Compensation Committee

The Compensation Committee is composed of two unrelated directors, Brian Lock and Craig A. Roberts (Chairman), and one related director, an interim member, Peter F. Tegart. Robert R. Stone was a member of the committee until his resignation on November 9, 2001. The Compensation Committee is responsible for succession planning, the level and form of compensation to senior officers and directors, and the review of options granted under the Stock Option Plan and Common Shares issued under the Share Compensation Plan.

Audit Committee

The Audit Committee is composed of two unrelated directors, Craig A. Roberts (Chairman) and Brian Lock, and one related director, an interim member, Lawrence M. Glaser. The Audit Committee oversees the Company's financial reporting process and internal controls and consults with management and the Company's independent auditors on matters related to the annual audit, accounting principles and the audit procedures being applied.

Environmental Management Committee

The Environmental Management Committee consists of five members, two unrelated directors, Craig A. Roberts and Brian Lock (Chairman), and three related directors, Peter F. Tegart, Richard D. Allan, and Lawrence M. Glaser. The Board has adopted an environmental policy in accordance with the recommendations of the Mining Association of Canada, and the policy is monitored by the Environmental Management Committee. The Chief Executive Officer of the Company, on behalf of the Environmental Management Committee, reports to the Board on a quarterly basis, which enables the Board to monitor the effectiveness of compliance with the environmental policy.

Search Committee

A Search Committee of the Board, consisting of one independent director, Craig A. Roberts, and two related directors, Lawrence M. Glaser and Peter F. Tegart (Chairman), has been established to search for suitable candidates to be nominated to the Board.

D. Employees

The Company has approximately 25 employees, located mainly in Peru. Employees consist mainly of administrative and community relations staff.

E. Share Ownership

As of December 31, 2001, the incumbent directors and senior management of the Company held the following Common Shares in the Company:

Name	Common Shares Beneficially Owned or Controlled
Lawrence M. Glaser	136,888
Peter F. Tegart	444,550
Craig A. Roberts	68,050
Richard D. Allan	14,545
Brian Lock	28,530

With the exception of Peter F. Tegart (who owns 1.1% of the issued and outstanding Common Shares), each of the directors and members of senior management owns less than one percent of the issued and outstanding Common Shares.

Please see Section B., Compensation, for options held by the Company's directors and officers.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

To the best of the knowledge of the directors and senior officers of the Company, no persons beneficially owned, directly or indirectly, or exercised control over, shares carrying more than 5% of the outstanding voting rights attached to the Company's Common Shares as at December 31, 2001.

As at May 10, 2002, there were 94 holders of record of the Company's Common Stock of which 67 were U.S. residents owning 11,987,064 (26.19%) of the Company's outstanding shares.

B. Related Party Transactions

Other than as set out below, none of the directors or senior officers of the Company, or associates or affiliates of the foregoing persons, is indebted to the Company.

Table of Indebtedness of Directors and Senior Officers

Name and Principal Position	Involvement of Issuer or Subsidiary	Largest Amount Outstanding during 2001	Amount Outstanding as at December 31, 2001
Graham Clow,[(1)(2)] Former President and Chief Executive Officer of the Company	Company as lender	C$300,000	C$300,000

Notes:

(1) The indebtedness is a second mortgage of C$300,000 with no interest on the first C$25,000, and interest at 2% per annum on the balance, and secured against Mr. Clow's residence in North Vancouver, British Columbia. Mr. Clow repaid the loan in full in May 2002.

(2) Mr. Clow resigned as CEO and a director of the Company effective May 23, 2001.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 17 Financial Statements.

Legal Proceedings

Manhattan is not the subject of any legal proceedings material to Manhattan to which Manhattan is a party or to which any of its properties is subject and no such proceedings are known to be contemplated.

Dividend Policy

Since its incorporation, Manhattan has not declared or paid, and has no present intention to declare or to pay in the foreseeable future, any cash dividends with respect to its Common Shares. Earnings will be retained to finance further growth and development of the business of Manhattan. However, if the Board of Directors declares dividends, all Common Shares will participate equally in the dividends, and, in the event of liquidation, in the net assets, of Manhattan.

B. Significant Change

On February 27 and 28, 2001, the Company's exploration camp and demonstration housing units located in Tambogrande were extensively damaged during a protest march, instigated by a small group of politically motivated persons. The Company has written down the value of the Tambo Grande Project by $1,003,000. Based on a preliminary settlement proposal, an insurance proceeds receivable of $632,000 has been recorded, of which $214,000 had been received by December 31, 2001. The difference of $371,000 has been recorded as a write down of the Tambo Grande Project and charged to the statement of operations. The Company is currently reviewing the preliminary settlement proposal. All technical data was duplicated off-site as a normal precaution and, therefore, there is no loss of continuity for completion of the Tambo Grande feasibility study and environmental impact study. Although core was lost, it was fully logged and photographed. Work on the project continues, based in the nearby city of Piura. The Company expects to be able to complete the feasibility study by the end of June 2002.

As stated under Item 4, Information in the Company, D. Property, Plant and Equipment – Mexico, in 2000 the Company adopted a plan to dispose of its Mexican operations. These assets were treated as discontinued operations for the year ended December 31, 2000 and the 1999 comparatives were restated to conform to this presentation. The net loss from discontinued operations in 2000 includes holding costs for the Moris Mine while operations were suspended and a provision of $1,047,000 to reflect the estimated loss on disposal and the results of discontinued operations between the date of plan approval and the expected date of disposal, together with direct incremental costs of the disposal, including transaction costs. The sale of the Mexican Subsidiaries was completed on March 12, 2001.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

The following table sets forth the closing high and low prices in Canadian dollars and volumes on The Toronto Stock Exchange for each of the periods indicated below for the Company's Common Shares:

Year		High (C$)	Low (C$)	Volume (Shares)
2002	First Quarter	1.46	0.68	4,322,873
2001	Fourth Quarter	0.90	0.45	2,425,179
	Third Quarter	1.19	0.71	4,921,914
	Second Quarter	1.36	0.57	5,466,539
	First Quarter	2.01	0.70	4,758,447
2000	Fourth Quarter	3.20	1.55	9,947,000
	Third Quarter	4.95	2.30	4,284,700
	Second Quarter	4.35	3.00	2,316,400
	First Quarter	5.95	3.75	6,263,800
1999	Fourth Quarter	5.60	4.00	5,173,284
	Third Quarter	8.50	4.50	9,386,100
	Second Quarter	7.20	2.50	9,057,600
	First Quarter	3.75	2.35	6,693,300

On May 22, 2002, the closing sale price of the Common Shares on the TSE was $1.27.

B. Plan of Distribution

Not applicable.

C. Markets

The Company's Common Shares are presently being traded on the Toronto Stock Exchange in Canada. The Company currently has no direct means for trading in the United States with the exception of its Form 20-F Registration for secondary trading.

The Company voluntarily de-listed its shares from the Vancouver Stock Exchange after the close of trading on February 28, 1997.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

Directors

A director is not required to hold Common Shares of the Company as a qualification to be a director.

The Company's Articles provide that, subject to the provisions of an ordinary resolution, the directors themselves as such may from time to time determine the remuneration of the directors.

The Articles state that a director shall not vote in respect of any contract or transaction with the Company in which he is interested, but he may be counted in the quorum present at the meeting at which such vote is taken.

The Articles state that, subject to any restrictions (of which there are none currently) which may from time to time be included in the Company's Memorandum or Articles, the directors may in their discretion authorize the Company to borrow any sum of money and may raise and secure the repayment of such sum in such manner and upon such terms and conditions, in all respects, as they think fit.

Annual General Meeting

The Company must hold an annual general meeting at least once in every calendar year and not more than 13 months after the date that the last annual general meeting was held. Notices of meetings are sent out to holders of Common Shares not less than 21 days before the date of such meeting.

Limitations on Foreign Ownership

There are no limitations in the Articles of the Company of the right of foreigners to hold or vote the Common Shares of the Company.

Limitations on the Right to Own Securities

The Company's Articles do not provide for any limitations on the rights to own securities.

Shareholder Ownership Disclosure

The Company's Articles do not contain any provision governing the ownership threshold by which shareholder ownership must be disclosed.

C. Material Contracts

Not applicable.

D. Exchange Controls

There are currently no governmental laws, decrees, regulations or other legislation of Canada which affects the import or export of capital, including the availability of cash and cash equivalents for use by the Company. For a general discussion of the remittance of dividends, interest or other payments to non-resident holders of the Common Shares. See "E. Taxation".

E. Taxation

Canadian Income Tax Considerations

The following summarises the principal Canadian federal income tax considerations applicable to the holding and disposition of Common Shares by a holder of one or more Common Shares (the "Holder") who is resident in the United States of America and holds the Common Shares solely as a capital property. This summary is based on the current provisions of the *Income Tax Act* (Canada) (the "Tax Act"), the regulations thereunder and all amendments to the Tax Act publicly proposed by the government of Canada to the date hereof, and on the current provisions of the *Canada-U.S. Tax Convention, 1980* (the "Treaty"). It has been assumed that all currently proposed amendments to the Tax Act will be enacted as proposed and there is no other relevant change in governing law, although no assurance can be given in these respects.

Every Holder is liable to pay a Canadian withholding tax on every dividend that is or is deemed to be paid or credited to the Holder on the Holder's Common Shares. Under the Treaty, the rate of withholding tax is, if the Holder is a company that owns at least 5% of the voting stock of the Company and beneficially owns the dividend, 10%, and in any other case 15%, of the gross amount of the dividend.

Pursuant to the Tax Act, a Holder will not be subject to Canadian capital gains tax on any capital gain realised on actual or deemed disposition of a Common Share, including a deemed disposition on death, provided either that the Holder did not hold the Common Share as a capital property used in carrying on a business in Canada, or that neither the Holder or persons with whom the Holder did not deal at arm's length alone or together owned 25% or more of the issued shares of any class of the Company at any time in the five years immediately preceding the disposition.

Subject to certain limited exceptions, a Holder who otherwise would be liable for Canadian capital gains tax in consequence of an actual or deemed disposition of a Common Share will generally be relieved by the Treaty from such liability.

Except as provided in the *Investment Canada Act*, there are no limitations under the laws of Canada, the Province of British Columbia or in the Memorandum and Articles or any other constituent documents of the Company on the right of foreigners to hold or vote the Common Shares of the Company.

U.S. Federal Income Tax Consequences

The following is a general discussion of certain possible U.S. federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of the Company. This discussion is of a general nature only and does not take into account the particular facts and circumstances, with respect to U.S. federal income tax issues, of any particular U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (See "Taxation--Canadian Income Tax Consequences" above).

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any U.S. Holder or prospective U.S. Holder of common shares of the Company, and no opinion or representation with respect to the U.S. federal income tax consequences to any such U.S. Holder or prospective U.S. Holder is made. Accordingly, U.S. Holders and prospective U.S. Holders of common shares of the Company should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. Holders

As used herein, a "U.S. Holder" means a holder of common shares of the Company who is (i) a citizen or individual resident of the U.S., (ii) a corporation or partnership created or organized in or under the laws of the U.S. or of any political subdivision thereof, (iii) an estate whose income is taxable in the U.S. irrespective of source or (iv) a trust subject to the primary supervision of a court within the U.S. and control of a U.S. fiduciary as described Section 7701(a)(30) of the Code.

Persons Not Covered

This summary does not address the U.S. federal income tax consequences to persons (including persons who are U.S. Holders) subject to special provisions of U.S. federal income tax law, including (i) tax-exempt organizations, (ii) qualified retirement plans, (iii) individual retirement accounts and other tax-deferred accounts, (iv) financial institutions, (v) insurance companies, (vi) real estate investment trusts, (vii) regulated investment companies, (viii) broker-dealers, (ix) persons or entities that have a "functional currency" other than the U.S. dollar, (x) persons subject to the alternative minimum tax, (xi) persons who own their common shares of the Company as part of a straddle, hedging, conversion transaction, constructive sale or other arrangement involving more than one position, (xii) persons who acquired their common shares of the Company through the exercise of employee stock options or otherwise as compensation for services, (xiii) persons that own an interest in an entity that owns common shares of the Company, (xiv) persons who own, exercise or dispose of any options, warrants or other rights to acquire common shares of the Company, or (xv) persons who own their common shares of the Company other than as a capital asset within the meaning of Section 1221 of the Code.

Distribution on Common Shares of the Company

U.S. Holders receiving distributions (including constructive distributions) with respect to common shares of the Company are required to include in gross income for U.S. federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's U.S. federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's U.S. federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions from the Company exceed current or accumulated earnings and profits of the Company, such distributions will be treated first as a return of capital, to the extent of the U.S. Holder's adjusted basis in the common shares, and thereafter as gain from the sale or exchange of the common shares of the Company. (See more detailed discussion at "Disposition of Common Shares of the Company" below)

In the case of foreign currency received as a distribution that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the common shares of the Company generally will not be eligible for the "dividends received deduction" allowed to corporate shareholders receiving dividends from certain U.S. corporations. Under certain circumstances, a U.S. Holder that is a corporation and that owns shares representing at least 10%of the total voting power and the total value of the Company's outstanding shares may be entitled to a 70% deduction of the "U.S. source" portion of dividends received from the Company (unless the Company qualifies as a "Foreign Personal Holding Company" or a "Passive Foreign Investment Company" as defined below). The availability of the dividends received deduction is subject to several complex limitations which are beyond the scope of this discussion, and U.S. Holders of common shares of the Company should consult their own financial advisor, legal counsel or accountant regarding the dividends received deduction.

Certain information reporting and backup withholding rules may apply with respect to certain payments related to the Company's common shares. In particular, a payor or middleman within the U.S., or in certain cases outside the U.S., will be required to withhold 30% (which rate is scheduled for periodic adjustment) of any payments to a U.S. Holder of the Company's common shares of dividends on, or proceeds from the sale of, such common shares within the U.S., if a U.S. Holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS. **U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the information reporting and backup withholding rules applicable to the Company's common shares.**

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian or other foreign income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for U.S. federal income tax purposes with respect to such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces U.S. federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from distributions to) the U.S. Holder during that year.

There are significant and complex limitations that apply to the foreign tax credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's U.S. income tax liability that the U.S. Holder's "foreign source" income bears to his or its worldwide taxable income. In applying this limitation, the various items of income and deduction must be classified as either "foreign source" or "U.S. source." Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income," "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income. Dividends distributed by the Company will generally constitute "foreign source" income, and will be classified as "passive income" or, in the case of certain U.S. Holders, "financial services income" for these purposes.

In addition, U.S. Holders that are corporations and that own 10% or more of the voting stock of the Company may be entitled to an "indirect" foreign tax credit under Section 902 of the Code with respect to the payment of dividends by the Company under certain circumstances and subject to complex rules and limitations. **The availability of the foreign tax credit and the application of the limitations with respect to the foreign tax credit are fact specific, and each U.S. Holder of common shares of the Company should consult their own financial advisor, legal counsel or accountant regarding the foreign tax credit rules.**

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale or other taxable disposition of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares of the Company. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the common shares of the Company are held for more than one year.

Preferential tax rates apply to long-term capital gains of U.S. Holders that are individuals, estates or trusts. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation (other than a corporation subject to Subchapter S of the Code). Deductions for net capital losses are subject to significant limitations. For U.S. Holders that are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations for U.S. Holders

In the following circumstances, the above sections of this discussion may not describe the U.S. federal income tax consequences to U.S. Holders resulting from the ownership and disposition of common shares of the Company:

(a) Foreign Personal Holding Company

If at any time during a taxable year (i) more than 50% of the total voting power or the total value of the Company's outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the U.S. and (ii) 60% (or 50% in certain cases) or more of the Company's gross income for such year is "foreign personal holding company income" as defined in Section 553 of the Code (e.g., dividends, interest, royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions), the Company may be treated as a "Foreign Personal Holding Company" ("FPHC") In that event, U.S. Holders of common shares of the Company would be required to include in gross income for such year their allocable portions of such "foreign personal holding company income" to the extent the Company does not actually distribute such income.

The Company does not believe that it currently qualifies as a FPHC. However, there can be no assurance that the Company will not be considered a FPHC for the current or any future taxable year.

(b) Foreign Investment Company

If (i) 50% or more of the total voting power or the total value of the Company's outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by the Code Section 7701(a)(30)), and (ii) the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, the Company may be treated as a "Foreign Investment Company" ("FIC") as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gain.

The Company does not believe that it currently qualifies as a FIC. However, there can be no assurance that the Company will not be considered a FIC for the current or any future taxable year.

(c) Controlled Foreign Corporation

If more than 50% of the total voting power or the total value of the Company's outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by the Code Section 7701(a)(30)), each of which own, directly or indirectly, 10% or more of the total voting power of the Company's outstanding shares (each a "10% Shareholder"), the Company could be treated as a "Controlled Foreign Corporation" ("CFC") under Section 957 of the Code.

The classification of the Company as a CFC would effect many complex results, including that 10% Shareholders of the Company would generally (i) be treated as having received a current distribution of the Company's "Subpart F income" and (ii) would also be subject to current U.S. federal income tax on their pro rata shares of the Company's earnings invested in "U.S. property." The foreign tax credit may reduce the U.S. federal income tax on these amounts for such 10% Shareholders (See more detailed discussion at "Foreign Tax Credit" above). In addition, under Section 1248 of the Code, gain from the sale or other taxable disposition of common shares of the Company by a U.S. Holder that is or was a 10% Shareholder at any time during the five-year period ending with the sale is treated as ordinary income to the extent of earnings and profits of the Company attributable to the common shares sold or exchanged.

If the Company is classified as both a Passive Foreign Investment Company as described below and a CFC, the Company generally will not be treated as a Passive Foreign Investment Company with respect to 10% Shareholders. This rule generally will be effective for taxable years of 10% Shareholders beginning after 1997 and for taxable years of the Company ending with or within such taxable years of 10% Shareholders.

The Company does not believe that it currently qualifies as a CFC. However, there can be no assurance that the Company will not be considered a CFC for the current or any future taxable year. **The CFC rules are very complicated, and U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the CFC rules and how these rules may impact their U.S. federal income tax situation.**

(d) Passive Foreign Investment Company

Certain U.S. income tax legislation contains rules governing "Passive Foreign Investment Companies" ("PFIC") which can have significant tax effects on U.S. Holders of foreign corporations. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the U.S. and, for any taxable year, either (i) 75% or more of its gross income is "passive income" or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. "Passive income" includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. However, gains resulting from commodities transactions are generally excluded from the definition of passive income if "substantially all" of a merchant's, producer's or handler's business is as an active merchant, producer or handler of such commodities.

For purposes of the PFIC income test and the assets test, if a foreign corporation owns (directly or indirectly) at least 25% by value of the stock of another corporation, such foreign corporation shall be treated as if it (a) held a proportionate share of the assets of such other corporation, and (b) received directly its proportionate share of the income of such other corporation. Also, for purposes of such PFIC tests, passive income does not include any interest, dividends, rents or royalties that are received or accrued from a "related" person to the extent such amount is properly allocable to the income of such related person which is not passive income. For these purposes, a person is related with respect to a foreign corporation if such person "controls" the foreign corporation or is controlled by the foreign corporation or by the same persons that control the foreign corporation. For these purposes, "control" means ownership, directly or indirectly, of stock possessing more than 50% of the total voting power of all classes of stock entitled to vote or of the total value of stock of a corporation.

The Company believes that it qualified as a PFIC for the fiscal year ended December 31, 2001, may have qualified as a PFIC in prior years and may qualify as a PFIC in subsequent years. There can be no assurance that the Company's determination concerning its PFIC status will not be challenged or that it will be able to satisfy record keeping requirements that will be imposed on a qualified electing fund ("QEF").

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to U.S. federal income taxation under one of three alternative tax regimes at the election of each such U.S. Holder. The following is a discussion of such two alternative tax regimes applied to such U.S. Holders of the Company. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a "controlled foreign corporation" (as defined below) and a U.S. Holder owns, actually or constructively, 10 % or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at "Controlled Foreign Corporation" below).

QEF Election

A U.S. Holder who elects in a timely manner to treat the Company as a QEF (an "Electing U.S. Holder") will be subject, under Section 1293 of the Code, to current U.S. federal income tax for any taxable year in which the Company qualifies as a PFIC on his pro rata share of the Company's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the shareholder's taxable year in which (or with which) the Company's taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his Company common shares (or deemed to be realized on the pledge of his shares) as capital gain; (ii) treat his share of the Company's net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Company's annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as "personal interest" that is not deductible.

The procedure a U.S. Holder must comply with in making an effective QEF election, and the U.S. federal income tax consequences of the QEF election, will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which the Company is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a timely QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate QEF election documents at the time the U.S. Holder files his tax return for such first year. However, if the Company qualified as a PFIC in a prior year, then in addition to filing the QEF election documents, the U.S. Holder must elect to recognize (i) under the rules of Section 1291 of the Code (discussed herein), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if the Company is a controlled foreign corporation, the U.S. Holder's pro rata share of the Company's post-1986 earnings and profits as of the qualification date. The qualification date is the first day of the Company's first tax year in which the Company qualified as a QEF with respect to such U.S. Holder. The elections to recognize such gain or earnings and profits can only be made if such U.S. Holder's holding period for the common shares of the Company includes the qualification date. By electing to recognize such gain or earnings and profits, the U.S. Holder will be deemed to have made a timely QEF election. A U.S. Holder who made elections to recognize gain or earnings and profits after May 1, 1992 and before January 27, 1997 may, under certain circumstances, elect to change such U.S. Holder's qualification date to the first day of the first QEF year. U.S. Holders are urged to consult a tax advisor regarding the availability of and procedure for electing to recognize gain or earnings and profits under the foregoing rules. In addition to the above rules, under very limited circumstances, a U.S. Holder may make a retroactive QEF election if such U.S. Holder failed to file the QEF election documents in a timely manner.

A QEF election, once made with respect to the Company, applies to the tax year for which it was made and to all subsequent tax years, unless the election is invalidated or terminated, or the IRS consents to revocation of the election. If a QEF election is made by a U.S. Holder and the Company ceases to qualify as a PFIC in a subsequent tax year, the QEF election will remain in effect, although not applicable, during those tax years in which the Company does not qualify as a PFIC. Therefore, if the Company again qualifies as a PFIC in a subsequent tax year, the QEF election will be effective and the U.S. Holder will be subject to the rules described above for Electing U.S. Holders in such tax year and any subsequent tax years in which the Company qualifies as a PFIC. In addition, the QEF election remains in effect, although not applicable, with respect to an Electing U.S. Holder even after such U.S. Holder disposes of all of his or its direct and indirect interest in the shares of the Company. Therefore, if such U.S. Holder reacquires an interest in the Company, that U.S. Holder will be subject to the rules described above for Electing U.S. Holders for each tax year in which the Company qualifies as a PFIC.

Section 1291 Rules

If a U.S. Holder does not make a timely QEF election during a year in which it holds (or is deemed to have held) the common shares in question and the Company is a PFIC (a "Non-Electing U.S. Holder"), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Company common shares and (ii) certain "excess distributions" (generally, distributions received in the current taxable year that are in excess of 125% of the average distributions received during the three preceding years or, if shorter, the U.S. Holder's holding period) by the Company.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his Company common shares and all excess distributions on his Company common shares over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Company during such U.S. Holder's holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is wholly nondeductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Company is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Company common shares, then the Company will continue to be treated as a PFIC with respect to such Company common shares, even if it is no longer definitionally a PFIC. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such Company common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Mark-to-Market Election

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold, actually or constructively, marketable stock (as specifically defined in the Treasury Regulations) of a foreign corporation that qualifies as a PFIC may annually elect to mark such stock to the market (a "mark-to-market election"). If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above. However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to the Company common shares. A U.S. Holder who makes the mark-to market election will include in income for the taxable year for which the election was made an amount equal to the excess, if any, of the fair market value of the common shares of the Company as of the close of such tax year over such U.S. Holder's adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder's adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the common shares in the Company included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior tax year but for the Section 1291 interest on tax deferral rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder's adjusted tax basis in the common shares of the Company will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless the Company common shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election. Because the IRS has not established procedures for making a mark-to-market election, U.S. Holders should consult their tax advisor regarding the manner of making such an election.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of the Company common shares in the hands of the transferee and the basis of any property received in the exchange for those common shares would be increased by the amount of gain recognized. However, the specific U.S. federal income tax consequences to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred.

Certain special, generally adverse, rules will apply with respect to Company common shares while the Company is a PFIC whether or not it is treated as a QEF. For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

The PFIC rules are very complicated, and U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the PFIC rules, including the advisability of and procedure for making a QEF election or a mark-to-mark election, and how these rules may impact their U.S. federal income tax situation.

THE INFORMATION PROVIDED ABOVE IS INTENDED TO BE A GENERAL DISCUSSION AND SHOULD NOT BE CONSIDERED TO BE DIRECTED TO ANY PARTICULAR SHAREHOLDER. SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE CANADIAN AND U.S. FEDERAL, STATE AND LOCAL AND ANY OTHER TAX CONSEQUENCES APPLICABLE TO THEM IN THE PURCHASE, OWNERSHIP AND DISPOSITION OF SHARES OF MANHATTAN WITH PARTICULAR REFERENCE TO THEIR SPECIFIC CIRCUMSTANCES.

F. Dividends and Paying Agents

Not applicable.

G. Statement of Experts

Not applicable.

H. Documents on Display

All documents referred to in this Form 20-F are available for inspection at the office of the Company, listed below, during normal office hours.

Manhattan Minerals Corp.
Suite 350 – 885 Dunsmuir Street
Vancouver
British Columbia
V6C 1N5

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in foreign currency exchange, although the exposure is not considered sufficient to have a material effect on our results of operations and financial condition. We manage these risks through internal risk management policies that are administered by management.

We are exposed to foreign currency exchange rate risk. Our reporting currency is the U.S. dollar. We hold financial instruments primarily denominated in U.S. dollars or Canadian dollars. A depreciation of the Canadian dollar against the United States dollar will decrease the fair value and an appreciation of the Canadian dollar against the U.S. dollar will increase the fair value of such financial instruments. Our financial instruments that may be sensitive to foreign currency exchange rate fluctuations are held in the form of deposits. As at December 31, 2001 C$1,497,723 was held on deposit with Canadian chartered banks.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUINCIES

There are no defaults under senior securities. There were no arrears in the payment of dividends.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. [RESERVED]

Not applicable.

ITEM 16. [RESERVED]

Not applicable.

PART III

ITEM 17. Financial Statements

The following documents are set forth beginning at page F-1 of this Form 20-F:

(a) Report of Independent Auditors

(b) Consolidated Balance Sheets as at December 31, 2001 and 2000

(c) Consolidated Statements of Operations and Deficit for the years ended December 31, 2001, 2000, and 1999

(d) Consolidated Statements of Cash flows for the years ended December 31, 2001, 2000, and 1999

(e) Notes to the Consolidated Financial Statements for the years ended December 31, 2001, 2000, and 1999.

ITEM 18. Financial Statements

Not applicable.

ITEM 19. Exhibits

See the index at the beginning of the financial statements appearing in Item 17 herein.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated: June 3, 2002

MANHATTAN MINERALS CORP.

"Lawrence M. Glaser"

Name: Lawrence M. Glaser
Title: Chairman of the Board and
Chief Executive Officer

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

Manhattan Minerals Corp.

Consolidated Financial Statements
December 31, 2001, 2000 and 1999
(expressed in thousands of United States dollars)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
609 Granville Street, Suite 400
PO Box 10373 Pacific Centre
Vancouver, British Columbia
Canada V7Y 1L3
Telephone +1 (604) 806 7000
Facsimile +1 (604) 806 7806

Auditors' Report

To the Shareholders of
Manhattan Minerals Corp.

We have audited the consolidated balance sheets of **Manhattan Minerals Corp.** as at December 31, 2001 and 2000 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with United States and Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and cash flows for each of the years in the three-year period ended December 31, 2001, in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been consistently applied.

"PricewaterhouseCoopers LLP"

Chartered Accountants
Vancouver, B.C., Canada
March 1, 2002

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated March 1, 2002 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

"PricewaterhouseCoopers LLP"

Chartered Accountants
Vancouver, B.C., Canada
March 1, 2002

Manhattan Minerals Corp.

Consolidated Balance Sheets

December 31, 2001 and 2000

(expressed in thousands of United States dollars)

	2001 $	2000 $
Assets		
Current assets		
Cash and cash equivalents	2,079	4,423
Accounts receivable	694	278
Prepaid expenses and deposits	170	171
Current assets of discontinued operations (note 7)	-	1,909
	2,943	6,781
Exploration and project expenditures (notes 2 and 4)	58,493	55,476
Property, plant and equipment (note 5)	1	56
	61,437	62,313
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities (note 6)	1,374	1,146
Current liabilities of discontinued operations (note 7)	-	1,909
	1,374	3,055
Long-term liabilities (note 6)	212	-
	1,586	3,055
Shareholders' Equity		
Capital stock (note 8)	99,773	99,631
Special warrants (note 8)	3,010	-
Deficit	(42,932)	(40,373)
	59,851	59,258
	61,437	62,313

Going concern (note 1)

Approved by the Board of Directors

Lawrence M. Glaser "Lawrence M. Glaser"
Director

Craig. A. Roberts "Craig. A. Roberts"
Director

The accompanying notes are an integral part of these consolidated financial statements.

Manhattan Minerals Corp.

Consolidated Statements of Operations and Deficit

For the years ended December 31, 2001, 2000 and 1999

(expressed in thousands of United States dollars, except shares and per share amounts)

	2001 $	2000 $	1999 $
Expenses			
Corporate general and administrative	1,387	1,535	1,721
Severance costs (note 6)	773	-	-
Writedown of Tambo Grande Project (note 2)	371	-	-
	2,531	1,535	1,721
Other income (expenses)			
Foreign exchange	(121)	(322)	225
Interest income	93	422	256
	(28)	100	481
Loss before discontinued operations	2,559	1,435	1,240
Loss from discontinued operations (note 7)	-	3,295	11,298
Loss for the year	2,559	4,730	12,538
Deficit - Beginning of year	40,373	35,643	23,105
Deficit - End of year	42,932	40,373	35,643
Basic and diluted loss per common share before discontinued operations	0.06	0.04	0.05
Basic and diluted loss per common share after discontinued operations (note 3)	0.06	0.13	0.46
Weighted average number of common shares outstanding	39,527,472	36,839,372	27,482,469

The accompanying notes are an integral part of these consolidated financial statements.

Manhattan Minerals Corp.

Consolidated Statements of Cash Flows

For the years ended December 31, 2001, 2000 and 1999

(expressed in thousands of United States dollars)

	2001 $	2000 $	1999 $
Cash flows from operating activities			
Loss for the year	(2,559)	(4,730)	(12,538)
Writedown of Tambo Grande Project	371	-	-
Amortisation and depreciation	58	76	74
Foreign exchange (gain) loss	134	372	(183)
Other	142	-	-
Discontinued operations	-	1,356	9,145
Net changes in non-cash working capital (note 11)	284	(228)	136
Long-term liabilities	212	-	-
	(1,358)	(3,154)	(3,366)
Cash flows from financing activities			
Proceeds from exercise of options	-	472	840
Special warrant net proceeds	3,355	10,409	9,650
Common shares net proceeds	-	-	18,673
Warrant extension proceeds	-	-	549
Share issue costs	(345)	(623)	(1,809)
Discontinued operations	-	-	(500)
	3,010	10,258	27,403
Cash flows from investing activities			
Exploration and development properties	(4,073)	(16,429)	(10,536)
Insurance proceeds	214	-	-
Other capital assets	(3)	(16)	(44)
Discontinued operations	-	-	(360)
	(3,862)	(16,445)	(10,940)
Foreign exchange gain (loss) on cash held in foreign currency	(134)	(372)	183
Net cash and cash equivalents provided (used) during the year	(2,344)	(9,713)	13,280
Cash and cash equivalents - Beginning of year	4,423	14,136	856
Cash and cash equivalents - End of year	2,079	4,423	14,136

Supplemental cash flow information (note 11)

The accompanying notes are an integral part of these consolidated financial statements.

(all tabular amounts are expressed in thousands of United States dollars unless otherwise stated)

1. Going concern and nature of operations

Manhattan's (the Company) primary activity is the exploration and future development of precious and base metal mineral properties in Peru. The Company intends to bring its properties to production, structure joint ventures with others, option or lease properties to third parties, or sell them outright. The Company has not determined whether these properties contain ore reserves that are economically recoverable. As a result the Company is considered to be an exploration stage company. The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the property, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production. The amounts shown as exploration and project expenditures represent net costs to date, less amounts amortized and/or written off, and do not necessarily represent present or future values.

The consolidated financial statements have been prepared assuming the Company will continue as a going concern. The Company intends to arrange additional external funding to meet existing obligations and to finance further exploration and development work on its mineral properties. There is substantial doubt as to the Company's ability to continue as a going concern. The financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to realize its assets or discharge its obligations in anything other than the ordinary course of operations. The Company periodically seeks financing to continue the exploration and development of its mineral properties. Although the Company has been successful in raising funds to date, there can be no assurances that additional funding will be available in the future.

During 1999, operations at the Moris Mine were suspended and the mine was maintained on a care and maintenance basis. In 2000, the Company placed all of its Mexican subsidiaries for disposal, and reported those business segments as discontinued operations (see note 7).

2. Tambo Grande Project

On February 27th and 28th, 2001, the Company's exploration camp and demonstration housing units located in Tambogrande were extensively damaged during a protest march, instigated by a small group of politically motivated persons. The Company has written down the value of the Tambo Grande project by $1,003,000. Based on a preliminary settlement proposal, an insurance proceeds receivable of $632,000 has been recorded of which $214,000 had been received by December 31, 2001. The difference of $371,000 has been recorded as a write down of the Tambo Grande project and charged to the statement of operations. The Company is currently reviewing the preliminary settlement proposal. All technical data was duplicated off-site as a normal precaution and, therefore, there is no loss of continuity for completion of the Tambo Grande feasibility study and environmental impact study. Although core was lost, it was fully logged and photographed. Work on the project continues, based in the nearby city of Piura. The Company expects to be able to complete the feasibility study by the end of June 2002.

(all tabular amounts are expressed in thousands of United States dollars unless otherwise stated)

3. Significant accounting policies

Accounting principles

These consolidated financial statements are prepared in accordance with generally accepted accounting principles (GAAP) in Canada. Differences with respect to accounting principles generally accepted in the United States are disclosed in note 12.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. The principle subsidiaries of the Company are Compania Minera Manhattan S.A. and Manhattan Sechura Compania Minera S.A.

Translation of foreign currency

The Company's subsidiaries are integrated foreign operations. Currency transactions and balances are translated into the reporting currency as follows:

a) Monetary items are translated at the rates prevailing at the balance sheet date;

b) Non-monetary items are translated at historical rates;

c) Revenues and expenses are translated at the average rates in effect during applicable accounting periods;

d) Gains and losses on foreign currency translation are reflected in the consolidated statement of operations and deficit, except for those relating to monetary items with a fixed or ascertainable life extending beyond one year, in which case gains and losses are deferred and amortised over the life of the item.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities, at the date of the financial statements, and revenues and expenses for the periods reported. Actual results may differ from those estimates.

Exploration and development properties

Exploration and development properties are recorded at cost, which includes acquisition, exploration and development costs, and attributed direct general and administrative support costs. Properties sold, abandoned or assessed not to contain economic reserves, are written down. Carrying values do not necessarily reflect present or future values. The recoverability of those carrying values is dependent upon the Company obtaining financing for exploration and development, establishing mining reserves, and implementing profitable operations.

(all tabular amounts are expressed in thousands of United States dollars unless otherwise stated)

Property, plant and equipment

Property, plant and equipment comprise vehicles, computer equipment, office furniture, and communication equipment. Depreciation is provided on a straight-line basis at a rate of 20% over the estimated useful lives of the assets.

Financial instruments

The carrying values of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their fair values due to the short term nature of these instruments.

Loss per common share

Effective January 1, 2001, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants related to the calculation of earnings per share. Loss per common share is calculated using the weighted average number of common shares issued and outstanding during each year. Diluted loss per common share is calculated using the treasury stock method which assumes that stock options are only exercised when the exercise price is below the average market price during the period and that the Company will use any proceeds to purchase its common shares at their average market price during the period. Adoption of the new standard did not have any impact on the diluted loss per share for 2000 or 1999.

Income taxes

Effective January 1, 2000, the Company changed its method of accounting for income taxes from the deferral method to the liability method with the adoption of Section 3465 of the Canadian Institute of Chartered Accountant's Handbook, "Accounting for Income Taxes". The Company has applied the new recommendations retroactively. The adoption of the liability method of tax allocation did not result in an adjustment of opening retained earnings.

Under the liability method of tax allocation, future income tax assets and liabilities are determined based on the differences between the financial reporting and tax basis of assets and liabilities and are measured using the substantively enacted tax rates and laws that are expected to be in effect in the periods in which the future income tax assets or liabilities are expected to be settled or realised. A valuation allowance is provided to the extent that it is more likely than not that deferred income tax assets will not be realised.

Cash and cash equivalents

Cash and cash equivalents comprise cash and short-term deposits with a maturity date of approximately 90 days or less from the date of acquisition.

Share option plan

The Company has a share option plan. No compensation expense is recognised for this plan when shares or share options are issued pursuant to the plan. Consideration paid for shares on exercise of the share options is credited to capital stock (note 8).

(all tabular amounts are expressed in thousands of United States dollars unless otherwise stated)

4. Exploration and Project expenditures

Project costs at December 31, 2001 and 2000 are summarised in the following table:

	2001 $	2000 $
Tambo Grande Project		
Tambo Grande Concessions	53,865	51,226
Lancones Concessions	2,034	1,734
Papayo Joint Venture	2,594	2,516
	58,493	55,476

Tambo Grande Project

Tambo Grande Concessions

The Tambo Grande Concessions comprise ten mining concessions aggregating 100 square kilometres located in the Province of Piura, in northern Peru. The concessions are registered in the name of Empresa Minera del Centro del Peru S.A. (Centromin Peru - formerly Minero Peru), which is owned 100% by the Government of Peru.

The Company and Centromin Peru signed an option agreement granting the Company a three-year option to complete a feasibility study and financing plan, and elect to proceed with the development of the concessions. The Company will be required to meet two qualifying conditions prior to exercising the option: the Company must operate a mine that has an average treatment capacity of 10,000 tonnes per day, and it must have net assets of at least $100 million. The Company may qualify directly or through a company that may own, directly or indirectly, a 25% interest in the Company or any subsidiary of the Company.

In the event that the option is exercised, the Company and Centromin Peru will incorporate a mining Company, Empresa Minera Tambo Grande S.A. (EMTG), which will be owned 75% by the Company and 25% by Centromin Peru. EMTG will acquire 100% of the Tambo Grande Concessions and will develop and operate the project. The Company will arrange the debt financing required by EMTG for the development of the project, including Centromin Peru's share, and will contribute the entire equity financing required by EMTG.

The Company has agreed that the mining methods to be used will not physically affect the town of Tambogrande, nor cause damage to its population. In addition, the tailings should be located in areas that will not affect the surrounding agricultural areas.

The Company will commit to developing the mine within four years of exercising the option. In the event that the mine is developed within the four-year period for less than the committed amount, no penalty will be payable. In the event that the mine is not developed within the four years, Manhattan will pay a penalty of 30% of the difference between the amount committed and any lesser amount actually spent on the development of the mining project during that period.

(all tabular amounts are expressed in thousands of United States dollars unless otherwise stated)

Centromin Peru will retain a copper-price-based sliding scale NSR royalty interest in the project ranging from zero at $0.60 per pound to 5% at $1.20 per pound.

On April 11, 2001 the term of the option agreement between the Company and Centromin Peru was extended for a period of one year. The option on the Tambo Grande Concessions now expires on May 31, 2003. All other conditions remain the same.

Lancones Concessions

The property was acquired through staking and comprises a 100% interest in 80 concessions aggregating 73,700 hectares. The property surrounds the Tambo Grande Concessions.

Papayo Joint Venture

The Company has been granted an option by Buena Ventura's wholly owned Peruvian subsidiary Compania de Exploraciones, Desarrollo e Inversiones Mineras S.A. (Cedimin) to acquire an interest in Cedimin's Papayo property. The property comprises seven concessions aggregating 3,200 hectares and lies contiguously to the south of the Tambo Grande Concessions. The Company can earn a 51% interest in the property by spending $5,000,000 over five years. In addition, it must make a payment of $250,000 to Cedimin (payable equally over five years to 2002, subject to payment in full prior to the exercise of the option). If Cedimin elects not to proceed, the Company may earn a further 29% of the property by funding Cedimin's 49% cost share of the next $10,000,000 property expenditures. Subsequently, it may acquire the balance of 20% for a consideration of $5,000,000.

In June 2001, Cedimin granted a 15-month extension to Manhattan's option agreement on the Papayo concessions. The new term extends the time period for exercising the option to January 15, 2004. There are no changes to the other terms of the option agreement.

5. Property, plant and equipment

Included in corporate general and administration costs within the consolidated statements of operations and deficit is amortisation of $58,000 (2000 - $76,000; 1999 - $74,000).

	2001 $	2000 $
Cost	454	451
Accumulated amortisation	(453)	(395)
	1	56

(all tabular amounts are expressed in thousands of United States dollars unless otherwise stated)

6. Accounts payable and accrued liabilities

Accounts payable and accrued liabilities are comprised as follows:

	2001 $	2000 $
Due to vendors	459	911
Severance costs	378	-
Legal fees related to disposition of Mexican operations	235	235
Mineral property concession payments	302	-
	1,374	1,146

Long-term liabilities comprise severance costs which are not payable within one year.

7. Discontinued operations

Effective December 31, 2000 the Company adopted a plan to dispose of its Mexican operations that includes the sale of all its Mexican subsidiaries. The Company's Mexican operations comprised the previously reported Moris Mine and exploration operating segments. Moris Mine was placed on care and maintenance during 1999.

Accordingly, the Company adjusted the net carrying value of these assets to reflect future operating losses and estimated net realisable value. The net loss in 2000 includes a provision of $1,047,000 to reflect the estimated loss on disposal and the results of the discontinued operations between the date of plan approval and the date of disposal, together with direct incremental costs of the disposal, including transaction costs. Adjustments to the estimate will be recognised as a gain or loss on discontinued operations in the period such changes are determined. As a result of this plan of disposal, the results of operations for the Mexican operations were reported as discontinued operations, and previously reported comparative financial statements were restated.

On March 12, 2001 the Company sold its Mexican operations to a group of Mexican investors. The sale transferred all Mexican assets and liabilities of Manhattan, including any liabilities associated with existing lawsuits, to the Mexican investors. Proceeds from the sale include a nominal payment and a sliding scale royalty from any future production from the Moris Mine. The investors have the right to buy back the royalty from Manhattan at any time for a price of $50,000.

Included in the loss from discontinued operations within the consolidated statements of operations and deficit is the Mexican loss from operations of $nil for 2001 (2000 - $2,248,000; 1999 - $11,298,000). For 2000, an additional provision for loss on disposal of discontinued operations of $1,047,000 was recorded for a total 2000 loss from discontinued operations of $3,295,000.

(all tabular amounts are expressed in thousands of United States dollars unless otherwise stated)

Other financial information of discontinued operations

	2001 $	2000 $
Current Assets	-	1,909
Current Liabilities	-	1,909

8. Capital stock

Authorised: 500,000,000 common shares without par value

Issued

	2001		2000		1999	
	Number of shares	Amount $	Number of shares	Amount $	Number of shares	Amount $
Balance - Beginning of year	39,452,349	99,631	34,386,343	89,373	24,264,523	61,470
Shares issued for cash	-	-	-	-	5,500,000	18,673
Exercise of special warrants	-	-	4,704,917	10,409	4,017,000	9,650
Warrant extension	-	-	-	-	-	549
Commissions and finder's fees	75,000	74	124,089	275	61,020	119
Compensation shares	194,159	68	-	-	-	-
Exercise of options	-	-	237,000	472	543,800	840
Share issue costs	-	-	-	(898)	-	(1,928)
Balance - End of year	39,721,508	99,773	39,452,349	99,631	34,386,343	89,373

On July 11, 2000, the Company closed a special warrant private placement of 4,704,917 special warrants at a price of C$3.25 per special warrant for gross proceeds of $10,409,000 (C$15,290,980). The Company paid commissions of 124,089 special warrants at a deemed price of C$3.25 per warrant. Each special warrant was exercisable, at no additional cost for one common share.

(all tabular amounts are expressed in thousands of United States dollars unless otherwise stated)

On January 21, 1999, the Company closed a special warrant private placement of 1,017,000 special warrants at a price of C$2.95 per special warrant for gross proceeds of $1,963,000 (C$3,000,000). The Company also paid a finders' fee of 61,020 special warrants at a deemed price of C$2.99 per warrant. Each special warrant was exercisable, at no additional cost, into one unit comprising one common share and one share purchase warrant. Each share purchase warrant was exercisable into one common share at a cost of C$6.00 per share until January 21, 2000. Subsequently, the maturity of the warrants was extended to January 21, 2001 and then to January 21, 2002. Each warrant holder paid C$0.75 per warrant for gross proceeds to the Company of $549,000 (C$809,000) for the first extension. In addition, the warrant extension will expire 30 days from the date on which the ten day weighted average trading price of common shares of the Company on the Toronto Stock Exchange (TSE) exceeds C$7.94 per share.

On June 15, 1999, the Company closed a special warrant private placement of 3,000,000 special warrants at a price of C$3.75 per special warrant for gross proceeds of $7,687,000 (C$11,250,000). The special warrants were issued and the funds were advanced in two tranches, $6,833,000 (C$10,000,000) on June 15 and $854,000 (C$1,250,000) on July 22. Each special warrant is exercisable at no extra cost, into one unit comprising one common share and one half of one common share purchase warrant. Each whole share purchase warrant is exercisable into one common share at a cost of C$4.50 until June 15, 2004.

On October 19, 1999, the Company closed a private placement of 5,500,000 common shares at a price of C$5.00 per share for gross proceeds of $18,673,000 (C$27,500,000).

Special warrants

At September 21, 2001, subscription for a total of 5,845,000 special warrants were received at C$0.90 per special warrant for gross proceeds of $3,355,000 (C$5,260,500). Each special warrant is exercisable, at no extra cost, into one unit comprising one common share and one half of one common share purchase warrant. Each common share purchase warrant is exercisable into one common share at a cost of C$1.25 per share until September 18, 2002 or at a price of C$1.50 after September 18, 2002 and on or before September 18, 2003. In addition, the Company granted Agents compensation special warrants entitling the Agents to acquire, without payment of any additional consideration 350,700 common share purchase warrants entitling the Agents to subscribe for and purchase 350,700 common shares at a price of C$0.90 per common share on or before September 18, 2003. In connection with the offering, agents commissions and other share issue costs totalled $345,000. The prospectus to qualify the offering was completed January 11th, 2002.

Share option plan

The Company has established a share purchase option plan whereby the board of directors may from time to time grant options to individual eligible directors, officers, employees or consultants. The aggregate number of shares to be reserved under the plan is 5,929,000 shares. The maximum term of any option will be five years, but generally options are granted for less than five years. The exercise price of an option is not less than the closing price on the TSE on the last trading day preceding the grant date.

(all tabular amounts are expressed in thousands of United States dollars unless otherwise stated)

Outstanding options

Common shares under option are as follows:

	Number of options	Exercise price C$	Weighted average exercise price C$	Expiry date
Balance - December 31, 1998	1,890,800	1.80 - 6.80		1999 - 2003
Granted	975,000	2.75 - 4.92	3.74	2004
Exercised	(543,800)	1.80 - 3.34	2.29	1999 - 2000
Cancelled	(15,000)	3.34	3.34	2003
Balance - December 31, 1999	2,307,000	2.35 - 6.80	3.22	2000 - 2004
Granted	970,000	2.41 - 3.80	3.46	2000 - 2005
Exercised	(237,000)	2.75 - 3.34	2.91	2000 - 2004
Cancelled	(47,500)	3.34 - 3.80	3.71	2000 - 2001
Balance - December 31, 2000	2,992,500	2.35 - 6.80	3.32	2001 - 2005
Granted	1,270,000	0.71 - 1.90	0.99	2006
Exercised	-	-	-	-
Cancelled	(772,500)	0.91 - 6.80	3.32	2001 - 2006
Balance - December 31, 2001	3,490,000			

Options outstanding and exercisable at December 31, 2001:

	Options outstanding			Options exercisable
Range of exercise prices C$	Number of options	Weighted average expiry date years	Weighted average exercise price C$	Number exercisable at December 31, 2001
0.71 - 0.91	1,042,500	4.33	0.89	565,000
1.06 - 1.90	100,000	3.40	1.73	50,000
2.45 - 2.99	1,325,000	0.82	2.66	1,325,000
3.14 - 3.65	692,500	1.72	3.51	692,500
4.60 - 4.92	330,000	1.10	4.75	330,000
	3,490,000	2.15	2.46	2,962,500

(all tabular amounts are expressed in thousands of United States dollars unless otherwise stated)

Options outstanding and exercisable at December 31, 2000:

Range of exercise prices C$	Number of options	Weighted average expiry date years	Weighted average exercise price C$
2.35 - 2.99	1,565,000	2.6	2.65
3.14 - 3.95	887,500	4.4	3.39
4.25 - 4.92	490,000	3.7	4.74
6.80	50,000	0.8	6.80
	2,992,500	3.3	3.32

Options outstanding and exercisable at December 31, 1999

Range of exercise prices C$	Number of options	Weighted average expiry date years	Weighted average exercise price C$
2.35 - 2.99	1,735,000	3.2	2.69
3.34 - 3.95	32,000	2.7	3.53
4.25 - 4.92	490,000	4.7	4.74
6.80	50,000	1.8	6.80
	2,307,000	3.5	3.22

Share compensation plan

On October 24, 2001, the Company adopted a share compensation plan (the Share Compensation Plan) to allow the Company to issue up to an aggregate of 2,000,000 common shares to certain executive officers, employees and/or directors, from time to time, in lieu of cash salary and bonus payments.

Outstanding warrants

At December 31, 2001, warrants are outstanding for the purchase of 1,078,020 common shares at C$6.00, expiring January 21, 2002 and for the purchase of 1,500,000 common shares at a price of C$4.50, expiring June 15, 2004. At December 31, 2001, the weighted average exercise price of outstanding warrants is C$5.13 and weighted average expiry date remaining is 1.5 years. On January 21, 2002, the warrants for the purchase of 1,078,020 common shares at C$6.00 expired unexercised.

(all tabular amounts are expressed in thousands of United States dollars unless otherwise stated)

9. Income taxes

(a) The income taxes shown in the consolidated statements of operations and deficit differ from the amounts obtained by applying statutory rates due to the following:

	2001 $	2000 $
Statutory tax rate	44.62%	45.62%
Loss for the year	2,559	4,730
Tax provision recovery	1,142	2,158
Losses for which an income tax benefit has not been recognised	(1,142)	(2,158)
	-	-

(b) The Company has capital losses of approximately $27,175 and non-capital losses of approximately $11,106, which will expire as follows:

Expiry date	$
2002	356
2003	649
2004	1,038
2005	1,699
2006	2,056
2007 and thereafter	5,308
	11,106

(c) No future income tax asset has been recognized in respect of these and other amounts. Significant components of the Company's future income tax asset at December 31, 2001 are as follows:

	2001 $	2000 $
Tax losses	9,473	14,613
Tax value of capital assets in excess of accounting values	431	7,474
Other deductible and temporary differences	656	989
Total future income tax assets	10,560	23,076
Valuation allowance	(10,560)	(23,076)
Net future income tax assets	-	-

(all tabular amounts are expressed in thousands of United States dollars unless otherwise stated)

10. Segmented financial information

As at December 31, 2001, the Company operates in one segment, the exploration of the base and precious metals Tambo Grande Project in Peru. Other reconciling adjustments comprise general and administrative costs, financing expenses, foreign exchange, interest income, assets, capital expenditures, and amortisation reported by the Canadian head office.

	Tambo Grande Project in Peru $	Discontinued operations $	Other reconciling adjustments $	Total $
December 31, 2001				
Gold revenue	-	-	-	-
Loss for the year	371	-	2,188	2,559
Total assets	59,019	-	2,418	61,437
Capital expenditures	4,073	-	3	4,076
Amortisation	-	-	58	58
December 31, 2000				
Gold revenue	-	12	-	12
Loss for the year	-	3,295	1,435	4,730
Total assets	55,802	1,909	4,602	62,313
Capital expenditures	16,429	-	16	16,445
Amortisation	-	18	76	94
December 31, 1999				
Gold revenue	-	4,006	-	4,006
Inventories write-down	-	975	-	975
Moris Mine write-down	-	6,990	-	6,990
Loss for the year	-	11,298	1,240	12,538
Total assets	39,923	3,006	14,243	57,172
Capital expenditures	10,536	360	44	10,940
Amortisation	-	832	74	906

(all tabular amounts are expressed in thousands of United States dollars unless otherwise stated)

11. Supplemental cash flow information

	2001 $	2000 $	1999 $
Net changes in non-cash working capital			
Decrease (increase) in operating assets			
Accounts receivable	2	130	(19)
Prepaid expenses and deposits	1	67	(194)
Increase (decrease) in operating liabilities			
Accounts payable and accrued liabilities	281	(425)	349
	284	(228)	136
Significant non-cash financing and investing activities			
Financing activities			
Common shares issued to underwriter and finder	-	275	119
Commission and finder's fee	-	(275)	(119)
Common shares issued for financing fees	74	-	-
Common shares issued for compensation	68	-	-
	142	-	-
Investing activities			
Exploration and development properties	-	-	(757)

Cash and cash equivalents are comprised of the following:

	2001 $	2000 $	1999 $
Cash	1,177	250	1,326
Short term deposits	902	4,173	12,810
	2,079	4,423	14,136

(all tabular amounts are expressed in thousands of United States dollars unless otherwise stated)

12. Differences between Canadian and United States generally accepted accounting principles

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP), which differ in certain material respects from accounting principles generally accepted in the United States (US GAAP).

Had the Company prepared the consolidated financial statements in accordance with US GAAP, certain items on the consolidated balance sheets, statements of operations and deficit, and statements of cash flows would have been reported as follows:

Consolidated Balance Sheets

	2001		2000	
	Canadian GAAP $	US GAAP $	Canadian GAAP $	US GAAP $
Assets				
Current assets	2,943	2,943	6,781	6,781
Exploration and development properties (b)	58,493	-	55,476	-
Property, plant and equipment	1	1	56	56
	61,437	2,944	62,313	6,837
Liabilities				
Current liabilities	1,374	1,374	3,055	3,055
Long-term liabilities	212	212	-	-
Shareholders' Equity				
Share capital and warrants (a)	102,783	102,922	99,631	99,770
Deficit (a)(b)(c)	(42,932)	(101,564)	(40,373)	(95,988)
	59,851	1,358	59,258	3,782
	61,437	2,944	62,313	6,837

(all tabular amounts are expressed in thousands of United States dollars unless otherwise stated)

Consolidated Statements of Operations and Deficit

	2001 $	2000 $	1999 $
Loss for the year under Canadian GAAP	(2,559)	(4,730)	(12,538)
Mineral property, exploration and development expenditures (b)	(3,017)	(16,207)	(11,293)
Discontinued operations write-down	-	-	1,411
Loss for the year under US GAAP	(5,576)	(20,937)	(22,420)
Basic and diluted loss per share after discontinued operations under Canadian GAAP (d)	(0.06)	(0.13)	(0.46)
Basic and diluted loss per share under US GAAP - discontinued operations (d)	-	(0.09)	(0.41)
Basic and diluted loss per share under US GAAP (d)	(0.14)	(0.57)	(0.82)

Consolidated Statements of Cash Flows

	2001 $	2000 $	1999 $
Operating activities			
Under Canadian GAAP	(1,358)	(3,154)	(3,366)
Exploration and development expenditures (b)	(4,073)	(16,429)	(10,536)
Cash used for operating activities under US GAAP	(5,431)	(19,583)	(13,902)
Financing activities			
Under Canadian and US GAAP	3,010	10,258	27,403
Investing activities			
Under Canadian GAAP	(3,862)	(16,445)	(10,940)
Exploration and development expenditures (b)	4,073	16,429	10,536
Cash used for investing activities under US GAAP	211	(16)	(404)

a) Canadian GAAP permits the use of a translation method of convenience when there is a change in reporting currency, whereby the assets and liabilities of foreign operations are translated into US dollars at the rates of exchange at the balance sheet dates. US GAAP requires that amounts previously recorded in Canadian dollars for share capital and non-monetary assets and liabilities are translated into US dollars at historical rates.

b) Under Canadian GAAP, mineral exploration and development expenditures are recorded at cost. Properties sold, abandoned or assessed not to contain economic reserves are written down. Under US GAAP, all

(all tabular amounts are expressed in thousands of United States dollars unless otherwise stated)

acquisition costs of mineral properties are recorded at cost and all exploration costs are expensed as incurred until the Company has established economically recoverable reserves.

c) Under Canadian GAAP, when the carrying value of mine property, plant and equipment exceeds the estimated net recoverable amount, the carrying value is written down to the estimated net recoverable amount. US GAAP requires that when the carrying value exceeds the estimated net recoverable amount, the carrying value is written down to the estimated fair market value, which the Company bases on discounted cash flows.

d) The weighted average number of common shares used to calculate the loss per share under Canadian GAAP is equal to the weighted average number of common shares under US GAAP.

The Company follows the recommendations of Accounting Principles Board Opinion (APB) 25 in accounting for stock options.

Recent accounting pronouncements

In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which standardises the accounting for derivative instruments. SFAS No. 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. Adoption of SFAS No. 133 did not have any significant impact on the consolidated financial statements.

In June 2001, the FASB issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". These new standards eliminate pooling as method of accounting for business combinations, and feature new accounting rules for goodwill and intangible assets. The Company does not foresee any impact on a cumulative effect of an accounting change or on the carrying values of assets and liabilities recorded in the consolidated balance sheet upon adoption. SFAS No. 141 is effective for business combinations initiated from July 1, 2001. SFAS NO. 142 will be adopted on January 1, 2002.

Also issued in June 2001 was SFAS No. 143, "Accounting for Asset Retirement Obligations". This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company is analysing the impact of SFAS No. 143 and will adopt the standard on January 1, 2003.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets". This statement addresses accounting for discontinued operations and the impairment or disposal of long-lived assets. The Company does not foresee any significant impact on the consolidated financial statements from the adoption of SFAS No. 144, and will adopt the standard on January 1, 2002.

(all tabular amounts are expressed in thousands of United States dollars unless otherwise stated)

Stock-based compensation and other stock-based payments

The Canadian Institute of Chartered Accountants (CICA) issued CICA 3870, "Stock-based Compensation and Other Stock-based Payments". The new standard requires that stock-based payments to non-employees, stock appreciation rights and similar awards to be settled in cash granted to employees and non-employees, and direct awards of stock to employees and non-employees be accounted for using a fair value-based method of accounting. The standard is effective for fiscal years beginning on or after January 1, 2002. The Company anticipates that adoption of CICA 3870 will not have a material effect on the consolidated financial statements.

Foreign currency translation

The CICA approved amendments to CICA 1650, "Foreign Currency Translation". The amendment eliminates the deferral and amortization of translation gains and losses on long-term monetary assets and liabilities. The amendment is effective for fiscal years beginning on or after January 1, 2002. The Company anticipates that adoption of CICA 1650 will not have a material effect on the consolidated financial statements.

Manhattan Minerals Corp.
First Quarter Report
For the Three Months Ended March 31, 2002 and 2001
(All amounts are in US dollars unless otherwise stated)

Management Discussion and Analysis

Introduction

This discussion and analysis should be read in conjunction with the consolidated financial statements. The Company's reporting currency is the United States dollar. All amounts in this discussion and in the consolidated financial statements are expressed in United States dollars, unless otherwise stated.

Cautionary Note Regarding Forward-looking Statements

Except for historical information contained in this discussion and analysis, the following disclosures are forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those in such forward-looking statements. The Company assumes no obligation to update its forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements.

Overview

During the first quarter Manhattan has focused on the advancement of the Tambo Grande Project. The Environmental Impact Study (EIS) and the Feasibility Study remain scheduled for completion in mid 2002. The Feasibility Study is one of the conditions required to exercise the Option Agreement with the Government of Peru (Centromin).

At April 30, the major technical components of the Feasibility and EIS have been completed, including mine planning and process engineering, concentrate marketing analysis, tailings design, and river engineering. Technical and socio-economic studies along the transportation route, including the port, are complete and are being incorporated into the draft document. A study of power supply and power-line routing has also been completed. A detailed characterisation of the San Lorenzo irrigation system has been completed and will be used along with studies of the agricultural economy to provide baseline information for sustainable development initiatives.

The Company continues to actively engage the local population in dialogue, through the community workshops it began in 2001. In addition, presentations have been made to regional governments, federal regulatory authorities and governors, as part of the consultation process.

The socio-economic components of the EIS are the most critical to successfully developing the Tambo Grande Project. Detailed analysis of the region's social and economic systems is continuing, with the support of a range of Peruvian and international consultants including local universities. Community development and resettlement planning continues to be an important aspect of the project.

Summary of Financial Results

During the three months ended March 31, 2002 Manhattan recorded a loss, of $275,000 ($0.01 per share) compared to a loss of $497,000 ($0.01 per share) in the corresponding period in 2001.

Results of Operations

Corporate Costs and Other Income

Corporate general and administrative costs for the three months ended March 31, 2002 were $282,000 compared to $394,000 in 2001. The decrease in costs in 2002 as compared to 2001 was mainly due to the recovery in 2002 of $48,000 more in insurance proceeds than was previously anticipated, and also the result of lower 2002 financing fees. Other income and expenses in 2002, were a small gain of $7,000, and were less than the $103,000 loss experienced in 2001 which was mainly due to higher foreign exchange charges.

Discontinued Operations

The Company adopted in 2000 a plan to dispose of its Mexican operations. These assets were sold on March 12, 2001. All costs associated with holding these assets prior to the sale were accrued and recorded in the financial accounts as at December 31, 2000, accordingly no further costs were charged to discontinued operations during 2001.

Liquidity and Capital Resources

At March 31, 2002, the Company had working capital of $533,000 (December 31, 2001 -$1,569,000) including cash and cash equivalents of $982,000 (December 31, 2001 - $2,079,000).

Operating Cash Flow

Manhattan used $305,000 ($0.01 per common share) in operations during the first quarter of 2002 compared to cash used in operations of $408,000 ($0.01 per common share) in the corresponding period of 2001. The negative cash flows for 2002 and 2001 primarily reflects corporate administration costs.

Financing Activities

The prospectus to qualify the September 21, 2001, offering of 5,845,000 special warrants at C$0.90 per special warrant (net funds of $3,010,000 received in September 2001), was completed January 11th, 2002.

Investing Activities

Investing activities during the first quarter of 2002 and 2001 centred on the Tambo Grande Project. In 2002 $755,000 and in 2001 $1,570,000 was spent on the project primarily on the Environmental Impact Study, Feasibility Study, and community relations programs.

Tambo Grande Project

In late March 2002, the Company successfully negotiated and finalised its insurance claim regarding the damage sustained on the Company's exploration camp and demonstration housing units in Tambogrande in February of 2001. The final settlement, net of expenses, of $680,000, was $48,000 more than the amount previously anticipated and recorded of $632,000 at December 31, 2001. The final proceeds of $490,000 were received in April 2002.

Outlook For 2002

The Company will monitor its financial position during the remainder of 2002 in consideration of its plans to complete the Environmental Impact Study and Feasibility Study on the Tambo Grande Project by mid 2002. The company intends to continue to access the capital markets and/or may seek partial asset sales to fund ongoing operations.

Manhattan Minerals Corp.
Balance Sheets
(expressed in thousands of United States dollars)

	As at March 31 2002 (unaudited) $	As at December 31 2001 $
Assets		
Current assets		
Cash and cash equivalents	982	2,079
Accounts receivable	741	694
Prepaid expenses and deposits	130	170
	1,853	2,943
Exploration and project expenditures (notes 2 & 3)	59,293	58,493
Property, plant and equipment	26	1
	61,172	61,437
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	1,320	1,374
Long-term liabilities	150	212
	1,470	1,586
Shareholders' Equity		
Capital Stock (note 5)	102,909	102,783
Deficit	(43,207)	(42,932)
	59,702	59,851
	61,172	61,437

Approved by the Board of Directors

(signed) (signed)

"Lawrence M. Glaser" "Craig A. Roberts"

Director Director

Manhattan Minerals Corp.
Statements of Operations and Deficit
(expressed in thousands of United States dollars, except shares and per share amounts)

	Three Months Ended	
	March 31 2002 (unaudited) $	March 31 2001 (unaudited) $
Expenses		
Corporate general and administrative	330	394
Insurance recovery Tambo Grande Project (note 2)	(48)	-
	282	394
Other income (expenses)		
Foreign exchange	(2)	(148)
Interest income	9	45
	7	(103)
Loss for the period	(275)	(497)
Deficit – beginning of period	(42,932)	(40,373)
Deficit – end of period	(43,207)	(40,870)
Basic and diluted loss per common share	(0.01)	(0.01)
Weighted average number of common shares outstanding	44,909,108	39,468,874
Number of common shares outstanding	45,764,272	39,527,349

Manhattan Minerals Corp.
Statements of Cash Flows
(expressed in thousands of United States dollars)

	Three Months Ended	
	March 31 2002 (unaudited) $	March 31 2001 (unaudited) $
Cash flows from operating activities		
Loss for the period	(275)	(497)
Amortisation and depreciation	11	17
Foreign exchange loss	1	153
Financing fees	-	74
Compensation share expense	126	-
Net changes in non-cash working capital	(106)	(155)
Long term liabilities	(62)	-
	(305)	(408)
Cash flows from investing activities		
Exploration and project expenditures	(755)	(1,570)
Other capital assets	(36)	-
	(791)	(1,570)
Foreign exchange loss on cash held in foreign currency	(1)	(153)
Net cash and cash equivalents used during the period	(1,097)	(2,131)
Cash and cash equivalents – beginning of period	2,079	4,423
Cash and cash equivalents – end of period	982	2,292

Supplemental cash flow information (note 6)

Manhattan Minerals Corp.
Notes to the Consolidated Financial Statements
(expressed in thousands of United States dollars, unless otherwise stated)
March 31, 2002 and 2001
(Unaudited)

1. Basis of Presentation

These interim financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the most recent consolidated financial statements included in the Company's annual report for the year 2001.

The interim consolidated financial statements of Manhattan are prepared in accordance with accounting principles generally accepted in Canada using the same accounting policies and methods of application as those in the Company's annual consolidated financial statements for the year ended December 31, 2001, except that, effective January 1, 2002, the Company adopted the new accounting policy for stock based compensation.

The consolidated financial statements have been prepared assuming the Company will continue as a going concern. The Company intends to arrange additional external funding to meet existing obligations and to finance further exploration and development work on its mineral properties. Although the Company has been successful in raising funds to date, there can be no assurances that additional funding will be available in the future.

The financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to realise its assets or discharge its obligations in anything other than the ordinary course of operations.

2. Tambo Grande Project

In late March 2002, the Company successfully negotiated and finalised its insurance claim, regarding the damage sustained on the Company's exploration camp and demonstration housing units in Tambogrande in February of 2001. The final settlement, net of expenses, of $680,000, was $48,000 more than the amount previously anticipated and recorded of $632,000 at December 31, 2001. The final proceeds of $490,000 were received in April 2002. The $48,000 insurance recovery was recorded as a gain in the March 2002 quarter.

(expressed in thousands of United States dollars, unless otherwise stated)

Manhattans' lead consultants AMEC and Klohn-Crippen are conducting EIS and Feasibility Studies that should be complete by the end of the second quarter, after which public audiences for the review and approval of the EIS will commence.

The company is engaged in extensive community and public relations activities that will continue through the year. These activities are based on the principal of obtaining a broad-based social consensus in support of development of the project.

3. Exploration and Project Expenditures

	March 31 2002 (unaudited) $	December 31 2001 $
Tambo Grande Project		
Tambo Grande Concessions	54,665	53,865
Lancones Concessions	2,034	2,034
Papayo Joint Venture	2,594	2,594
	59,293	58,493

(expressed in thousands of United States dollars, unless otherwise stated)

4. Segmented Financial Information

The Company operates in one segment: exploration and development of the base metal Tambo Grande Project in Peru. Other reconciling adjustments comprise general and administrative costs, financing expenses, foreign exchange, interest income, assets, capital expenditures, and amortisation reported by the Canadian head office.

	Tambo Grande Project in Peru (unaudited) $	Discontinued Operations (unaudited) $	Other Reconciling adjustments (unaudited) $	Total (unaudited) $
March 31, 2002				
Loss (gain) for the period	(48)	-	323	275
Total assets	59,910	-	1,262	61,172
Capital expenditures	755	-	36	791
Amortisation	-	-	11	11
March 31, 2001				
Loss (gain) for the period	-	-	497	497
Total assets	57,281	-	2,533	59,814
Capital expenditures	1,570	-	-	1,570
Amortisation	-	-	17	17

5. Capital Stock

The prospectus to qualify the September 21, 2001, offering of 5,845,000 special warrants at C$0.90 per special warrant for gross proceeds of $3,355,000, net $3,010,000, (C$5,260,500) was completed January 11th, 2002. In lieu of cash salaries and bonus payments, 197,764 common shares were issued in the quarter and a compensation expense of $126,000 has been charged to the statement of operations and deficit.

On February 8, 2001, the Company issued 75,000 common shares at a price of $1.50 per share for financing fees in connection with a financial advisory service agreement.

Stock based compensation

Effective January 1, 2002, the Company has adopted the requirements of the new Canadian Institute of Chartered Accountants standard concerning the accounting for stock based compensation.

The Company follows the intrinsic value method of accounting for the granting of stock options and compensation shares to employees. Under this method no compensation expense is recognised if the exercise price of the stock options were granted at market value to employees and directors. Grants of stock options to non-employees and direct awards of stock to employees and non-employees must be accounted for using the fair value method of accounting.

An aggregate of 525,000 stock options was granted during the quarter to employees and non-employees of the Company. No compensation expense was recognised in the statement of operations and deficit, the pro forma loss, and the pro forma loss per share information for 450,000 of these stock options as vesting is contingent upon certain performance conditions which have not yet been met.

Had the fair value method of accounting for stock option grants to employees and directors been followed for the remaining 75,000 stock options granted at C$1.10 to other employees, a compensation expense of $35,000 would have been recorded during the quarter. Proforma loss and loss per share information as determined under the fair value method is detailed below:

(expressed in thousands of United States dollars, unless otherwise stated)

	March 31 2002 (unaudited) $
Loss for the period	
As reported	275
Pro forma	310
Basic and diluted loss per share	
As reported	(0.01)
Pro forma	(0.01)

The fair value of options included in the pro forma information above have been estimated using an option pricing model based on the following assumptions: An average risk free rate of 4%, an expected life of 5 years, an expected volatility of 86%, and expected dividends of nil. .

6. Supplemental Cash Flow Information

	March 31 2002 (unaudited) $	March 31 2001 (unaudited) $
Significant non-cash transactions		
Financing activities		
Common shares net proceeds	3,010	-
Exercise of special warrants	(3,010)	-
Common shares issued for financing fees	-	74
Common shares issued for compensation	126	-

	March 31 2002 (unaudited) $	December 31 2001 $
Cash	488	1,177
Short term deposits	494	902
	982	2,079

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

Manhattan Minerals Corp

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY MONTH YEAR):

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR): 04 04 92

CHANGE IN RELATIONSHIP FROM LAST REPORT: YES ☐ NO ☑

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: Smith

GIVEN NAMES: Charles B.

NO. / STREET / APT: Ste. 350 - 885 Dunsmuir St.

CITY: Vancouver

PROV.: BC POSTAL CODE: V6C 1N5

BUSINESS TELEPHONE NUMBER: 604 - 669 - 3397

BUSINESS FAX NUMBER: 604 - 669 - 3357

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: YES ☐ NO ☒

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- ☑ ALBERTA
- ☑ BRITISH COLUMBIA
- ☑ MANITOBA
- ☐ NEWFOUNDLAND
- ☐ NOVA SCOTIA
- ☑ ONTARIO
- ☐ QUÉBEC
- ☐ SASKATCHEWAN

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Options	—	04 04 92	50	300,000		1.10		300,000		

ATTACHMENT: YES ☐ NO ☑

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE: ☑ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

* This Report Replaces a Returned Filing. *

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): Charles B. Smith

SIGNATURE: Charles B Smith

DATE OF THE REPORT (DAY MONTH YEAR): 01 05 92

BCSC 55-102F6 Rev. 2001 / 6 / 25

VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

Manhattan Minerals Corp

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 08 04 02

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: [✓] YES [ ] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: Glaser

GIVEN NAMES: Lawrence W.

NO. / STREET / APT: Route 131, Rural Box 813

CITY: Tenants' Harbour

PROV.: Maine, USA POSTAL CODE: 04860

BUSINESS TELEPHONE NUMBER: 604 - 669 - 3397

BUSINESS FAX NUMBER: 604 - 669 - 3357

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [✓] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- [✓] ALBERTA
- [✓] BRITISH COLUMBIA
- [✓] MANITOBA
- [ ] NEWFOUNDLAND
- [ ] NOVA SCOTIA
- [✓] ONTARIO
- [ ] QUÉBEC
- [ ] SASKATCHEWAN

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common Shares	262,820	07 06 02	10	10,000		$0.95c		272,820	1	
Options	375,000							375,000	1	

ATTACHMENT [ ] YES [X] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2001 / 6 / 25

VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): Lawrence W. Glaser

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 07 06 02

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

MANHATTAN MINERALS CORP.
(Registrant)

Date: July 8, 2002

(for) By:
Lawrence M. Glaser
Chairman, CEO